UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

MARCH 31, 2019

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Stockholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Telefônica Brasil S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2019, comprising the balance sheet at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information and presented in accordance with the standards issued by the CVM.

(A free translation of the original in Portuguese)

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2019. These statements are the responsibility of the Company's management and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

São Paulo, May 8, 2019

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Sérgio Eduardo Zamora

Contador CRC 1SP168728/O-4

TELEFÔNICA BRASIL S.A.
Balance Sheets
At March 31, 2019 and December 31, 2018
(In thousands of reais)						(A free translation of the original in Portuguese)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	03.31.19	12.31.18	03.31.19	12.31.18	LIABILITIES AND EQUITY	Note	03.31.19	12.31.18	03.31.19	12.31.18

Current assets		20,049,677	18,241,374	20,212,633	18,362,992	Current liabilities		18,065,872	17,164,957	17,951,844	17,160,820
Cash and cash equivalents	3	3,940,134	3,275,300	4,074,843	3,381,328	Personnel, social charges and benefits	14	533,886	765,098	550,854	782,630
Trade accounts receivable	4	8,477,585	8,246,991	8,546,588	8,304,382	Trade accounts payable	15	7,275,534	7,746,133	7,109,210	7,642,782
Inventories	5	543,335	460,800	544,466	462,053	Income and social contribution taxes payable	7	-	-	9,408	12,009
Prepaid expenses	6	1,178,705	581,261	1,179,221	581,743	Taxes, charges and contributions payable	16	1,255,410	1,739,516	1,268,245	1,797,965
Income and social contribution taxes recoverable	7	382,867	274,027	383,649	274,589	Dividends and interest on equity	17	4,770,914	4,172,916	4,770,914	4,172,916
Taxes, charges and contributions recoverable	8	4,806,375	4,671,959	4,807,753	4,674,218	Provisions and contingencies	18	380,845	377,926	382,532	377,929
Judicial deposits and garnishments	9	302,261	312,820	302,490	313,007	Loans, financing, debentures and leases	19	2,992,211	1,464,166	2,992,720	1,464,166
Dividends and interest on equity	17	51,785	51,785	-	-	Deferred revenue	20	499,651	525,509	499,651	525,509
Derivative financial instruments	30	58,331	69,065	58,331	69,065	Derivative financial instruments	30	6,418	16,158	6,418	16,538
Other assets	10	308,299	297,366	315,292	302,607	Other liabilities	21	351,003	357,535	361,892	368,376

Non-current assets		90,928,319	84,192,902	90,827,366	84,198,326
Long-term assets		6,266,308	7,379,263	6,628,707	7,760,357	Non-current liabilities		20,664,428	13,662,292	20,840,459	13,793,471
Short-term investments pledged as collateral		72,955	76,717	73,170	76,934	Personnel, social charges and benefits	14	15,224	11,850	15,305	11,903
Trade accounts receivable	4	460,374	426,252	460,374	426,252	Taxes, charges and contributions payable	16	214,626	39,245	258,309	39,245
Prepaid expenses	6	140,248	134,209	140,266	134,232	Deferred taxes	7	2,279,536	1,982,952	2,279,536	1,982,952
Deferred taxes	7	-	-	210,556	230,097	Provisions and contingencies	18	5,752,569	5,754,207	5,880,269	5,881,396
Taxes, charges and contributions recoverable	8	2,057,013	3,222,262	2,057,013	3,222,262	Loans, financing, debentures and leases	19	11,200,842	4,675,271	11,201,346	4,675,271
Judicial deposits and garnishments	9	3,457,105	3,446,866	3,608,220	3,597,007	Deferred revenue	20	222,904	250,526	222,904	250,526
Derivative financial instruments	30	31,709	26,468	31,709	26,468	Derivative financial instruments	30	28,177	22,845	28,177	22,845
Other assets	10	46,904	46,489	47,399	47,105	Other liabilities	21	950,550	925,396	954,613	929,333
Investments	11	570,291	484,108	100,386	101,657
Property, plant and equipment	12	42,202,753	34,109,139	42,208,297	34,115,327	TOTAL LIABILITIES		38,730,300	30,827,249	38,792,303	30,954,291
Intangible assets	13	41,888,967	42,220,392	41,889,976	42,220,985
						Equity		72,247,696	71,607,027	72,247,696	71,607,027
						Capital	22	63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves	22	1,213,532	1,213,532	1,213,532	1,213,532
						Income reserves	22	4,328,378	4,324,170	4,328,378	4,324,170
						Other comprehensive income acumulated	22	27,752	29,225	27,752	29,225
						Retained earnings	22	637,934	-	637,934	-
						Additional proposed dividends	22	2,468,684	2,468,684	2,468,684	2,468,684

TOTAL ASSETS		110,977,996	102,434,276	111,039,999	102,561,318	TOTAL LIABILITIES AND EQUITY		110,977,996	102,434,276	111,039,999	102,561,318

TELEFÔNICA BRASIL S.A.
Statements of Income
Quarters ended March 31, 2019 and 2018
(In thousands of reais, except earnings per share)			(A free translation of the original in Portuguese)

		Company		Consolidated
	Note	1st quarter of 2019	1st quarter of 2018	1st quarter of 2019	1st quarter of 2018

Net operating revenue	23	10,763,353	9,142,800	10,974,736	10,788,961

Cost of sales	24	(5,415,478)	(4,725,737)	(5,440,007)	(5,020,930)

Gross profit		5,347,875	4,417,063	5,534,729	5,768,031

Operating income (expenses)		(3,705,474)	(3,458,484)	(3,762,708)	(3,971,853)
Selling expenses	24	(3,204,014)	(3,015,699)	(3,227,972)	(3,198,702)
General and administrative expenses	24	(546,323)	(551,075)	(549,734)	(600,816)
Other operating income	25	201,590	317,793	180,374	89,433
Other operating expenses	25	(156,727)	(209,503)	(165,376)	(261,768)

Operating income		1,642,401	958,579	1,772,021	1,796,178

Financial income	26	318,387	250,230	323,145	278,996
Financial expenses	26	(408,902)	(445,299)	(412,801)	(451,722)
Equity pickup	11	87,400	567,928	(54)	565

Income before taxes		1,639,286	1,331,438	1,682,311	1,624,017

Income and social contribution taxes	7	(297,144)	(233,419)	(340,169)	(525,998)

Net income for the period		1,342,142	1,098,019	1,342,142	1,098,019

Basic and diluted earnings per common share (in R$)	22	0.75	0.61
Basic and diluted earnings per preferred share (in R$)	22	0.82	0.67

TELEFÔNICA BRASIL S.A.
Consolidated Statements of Changes in Equity
Quarters ended March 31, 2019 and 2018
(In thousands of reais)						(A free translation of the original in Portuguese)

		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income acumulated	Total equity
Balances at December 31, 2017	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	-	2,191,864	21,328	69,461,358
Effects of the initial adoption of IFRS 9 and 15, net of taxes	-	-	-	-	-	-	-	(138,663)	-	-	(138,663)
Balances at January 31, 2018	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	(138,663)	2,191,864	21,328	69,322,695
DIPJ adjustment - Tax incentives	-	-	-	-	-	2,767	-	(2,767)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	2,184	2,184
Net income for the period	-	-	-	-	-	-	-	1,098,019	-	-	1,098,019
Balances at March 31, 2018	63,571,416	63,074	1,238,268	(87,820)	2,138,344	30,651	297,000	956,589	2,191,864	23,512	70,422,898
Payment of additional dividend for 2017	-	-	-	-	-	-	-	-	(2,191,864)	-	(2,191,864)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	152,770	-	-	152,770
DIPJ adjustment - Tax incentives	-	-	-	-	-	8,762	-	(8,762)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(62,739)	-	5,713	(57,026)
Equity transactions	-	-	10	-	-	-	-	-	-	-	10
Net income for the period	-	-	-	-	-	-	-	7,830,239	-	-	7,830,239
Allocation of income:
Legal reserve	-	-	-	-	446,413	-	-	(446,413)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(4,550,000)	-	-	(4,550,000)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(297,000)	297,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	1,700,000	(1,700,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(2,468,684)	2,468,684	-	-
Balances at December 31, 2018	63,571,416	63,074	1,238,278	(87,820)	2,584,757	39,413	1,700,000	-	2,468,684	29,225	71,607,027
DIPJ adjustment - Tax incentives	-	-	-	-	-	4,208	-	(4,208)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	(1,473)	(1,473)
Net income for the period	-	-	-	-	-	-	-	1,342,142	-	-	1,342,142
Interim interest on equity	-	-	-	-	-	-	-	(700,000)	-	-	(700,000)
Balances at March 31, 2019	63,571,416	63,074	1,238,278	(87,820)	2,584,757	43,621	1,700,000	637,934	2,468,684	27,752	72,247,696

TELEFÔNICA BRASIL S.A.
Statements of Comprehensive Income
Quarters ended March 31, 2019 and 2018
(In thousands of reais)		(A free translation of the original in Portuguese)

		Company		Consolidated
	Note	1st quarter of 2019	1st quarter of 2018	1st quarter of 2019	1st quarter of 2018
Net income for the period		1,342,142	1,098,019	1,342,142	1,098,019

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods		(1,519)	2,171	(1,519)	2,171
Gains (losses) on derivative financial instruments	30	(352)	(771)	(352)	(771)
Taxes	7	120	262	120	262

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	11	(1,287)	2,680	(1,287)	2,680

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods		46	13	46	13
Unrealized gains on financial assets at fair value through other comprehensive income	11	70	20	70	20
Taxes	7	(24)	(7)	(24)	(7)

Other comprehensive income		(1,473)	2,184	(1,473)	2,184

Comprehensive income for the period - net of taxes		1,340,669	1,100,203	1,340,669	1,100,203

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Quarters ended March 31, 2019 and 2018
(In thousands in reais)		(A free translation of the original in Portuguese)

	Company		Consolidated
	1st quarter of 2019	1st quarter of 2018	1st quarter of 2019	1st quarter of 2018

Revenues	14,165,052	12,892,800	14,372,092	14,410,606
Sale of goods and services	14,212,057	12,692,576	14,453,216	14,551,856
Other revenues	367,813	556,231	344,885	256,830
Provision for impairment of trade accounts receivable	(414,818)	(356,007)	(426,009)	(398,080)

Inputs acquired from third parties	(4,990,724)	(4,527,130)	(5,120,539)	(4,916,144)
Cost of goods and products sold and services rendered	(2,877,852)	(2,381,462)	(2,998,739)	(2,695,700)
Materials, electric energy, third-party services and other expenses	(2,153,451)	(2,148,244)	(2,161,384)	(2,224,055)
Loss/recovery of assets	40,579	2,576	39,584	3,611

Gross value added	9,174,328	8,365,670	9,251,553	9,494,462

Withholdings	(2,587,693)	(1,989,690)	(2,588,373)	(1,998,290)
Depreciation and amortization	(2,587,693)	(1,989,690)	(2,588,373)	(1,998,290)

Net value added produced	6,586,635	6,375,980	6,663,180	7,496,172

Value added received in transfer	405,787	818,158	323,091	279,561
Equity pickup	87,400	567,928	(54)	565
Financial income	318,387	250,230	323,145	278,996

Total undistributed value added	6,992,422	7,194,138	6,986,271	7,775,733

Distribution of value added	6,992,422	7,194,138	6,986,271	7,775,733

Personnel, social charges and benefits	980,310	936,418	993,887	1,061,112
Direct compensation	660,059	629,270	668,406	703,542
Benefits	276,101	260,518	280,258	303,542
Government Severance Indemnity Fund for Employees (FGTS)	44,150	46,630	45,223	54,028
Taxes, charges and contributions	3,911,142	3,975,023	3,887,561	4,417,440
Federal	1,270,383	1,176,671	1,241,436	1,592,565
State	2,573,449	2,756,653	2,573,891	2,760,467
Local	67,310	41,699	72,234	64,408
Debt remuneration	758,828	1,184,678	762,681	1,199,162
Interest	397,793	435,840	401,421	441,491
Rental	361,035	748,838	361,260	757,671
Equity remuneration	1,342,142	1,098,019	1,342,142	1,098,019
Retained profit	1,342,142	1,098,019	1,342,142	1,098,019

TELEFÔNICA BRASIL S.A.
Consolidated Statements of Cash Flows
Quarters ended March 31, 2019 and 2018
(In thousands in reais)		(A free translation of the original in Portuguese)

	Company		Consolidated
	1st quarter of 2019	1st quarter of 2018	1st quarter of 2019	1st quarter of 2018
Cash flows from operating activities

Income before taxes	1,639,286	1,331,438	1,682,311	1,624,017
Adjustment for:
Depreciation and amortization	2,587,693	1,989,690	2,588,373	1,998,290
Foreign exchange on loans and derivative financial instruments	(19,664)	(7,269)	(20,042)	(7,466)
Monetary losses	100,494	102,385	101,484	103,434
Equity pickup	(87,400)	(567,928)	54	(565)
Loss (gains) on write-off/sale of assets	(26,781)	4,979	(25,788)	4,979
Provision for impairment - accounts receivable	414,818	356,007	426,009	398,080
Change in liability provisions	(24,414)	27,149	(63,148)	57,728
Write-off and reversals for impairment - inventories	(13,798)	(8,189)	(13,796)	(9,224)
Pension plans and other post-retirement benefits	14,784	11,864	14,909	12,286
Provisions for tax, civil, labor and regulatory contingencies	156,727	209,503	157,491	213,440
Interest expense	194,883	157,255	194,901	157,255
Others	(68,207)	(5,110)	(68,198)	(5,110)

Changes in assets and liabilities
Trade accounts receivable	(679,533)	(494,279)	(702,336)	(822,628)
Inventories	(68,737)	(153,309)	(68,616)	(152,911)
Taxes recoverable	183,240	(58,980)	183,864	(55,277)
Prepaid expenses	(603,133)	(332,407)	(603,162)	(334,182)
Other assets	(10,501)	(131,866)	(12,259)	(71,569)
Personnel, social charges and benefits	(227,837)	(146,951)	(228,374)	(161,089)
Trade accounts payable	115,247	42,941	90,703	370,501
Taxes, charges and contributions	327,833	65,465	324,225	118,350
Provisions for tax, civil, labor and regulatory contingencies	(251,179)	(289,208)	(252,657)	(293,402)
Other liabilities	34,844	(37,864)	35,713	(25,589)
	2,049,379	733,878	2,059,350	1,495,331

Cash generated from operations	3,688,665	2,065,316	3,741,661	3,119,348

Interest paid	(200,671)	(162,045)	(200,689)	(162,045)
Income and social contribution taxes paid	-	-	(24,373)	(11,309)

Net cash generated by operating activities	3,487,994	1,903,271	3,516,599	2,945,994

Cash flows from investing activities
Additions to PP&E and intangible assets and others	(2,107,611)	(2,043,657)	(2,107,611)	(2,099,174)
Cash received from sale of PP&E items	3,720	612	3,720	612
Redemption of (increase in) judicial deposits	14,192	(4,549)	14,399	(4,660)
Dividends and interest on equity received	-	860,000	-	-

Net cash (used in) generated by investing activities	(2,089,699)	(1,187,594)	(2,089,492)	(2,103,222)

Cash flows from financing activities
Payment of loans, financing, debentures and leases	(752,865)	(561,056)	(752,993)	(561,056)
Received for derivative financial instruments	45,003	25,938	45,189	26,254
Payment of derivative financial instruments	(25,328)	(3,416)	(25,517)	(3,450)
Dividend and interest on equity paid	(271)	(367)	(271)	(367)

Net cash used in financing activities	(733,461)	(538,901)	(733,592)	(538,619)

Increase in cash and cash equivalents	664,834	176,776	693,515	304,153

Cash and cash equivalents at the beginning of the period	3,275,300	3,681,173	3,381,328	4,050,338
Cash and cash equivalents at the end of the period	3,940,134	3,857,949	4,074,843	4,354,491

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

1)   OPERATIONS

a) Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly-held corporation with the corporate purpose of operating telecommunications services; development of activities necessary or useful for the execution of those services, in accordance with the concessions, authorizations and permissions granted to them; exploration of value-added services; operation of integrated solutions, management and provision of services related to: (i) data center, including hosting and colocation; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and state of São Paulo, Brazil, is a member of the Telefónica Group (“Group”), with headquarters in Spain and present in several countries of Europe and Latin America.

At March 31, 2019 and December 31, 2018, Telefónica S.A.  (“Telefónica”), the Group holding company, held total direct and indirect interest in the Company of 73.58% (Note 22).

The Company is registered in the Brazilian Securities Commission ("CVM") as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the B3 (company resulting from the combination of activities between BM&FBovespa and CETIP – Central Custody and Settlement of Securities). The Company is also listed in the Securities and Exchange Commission ("SEC"), of the United States of America, and its American Depositary Shares ("ADSs") are classified under level II, backed only by preferred shares and traded on the New York Stock Exchange ("NYSE").

b) Operations

The Company operates in the rendering of: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV), throughout Brazil, through concessions and authorizations, as established in the General Plan of Concessions ("PGO").

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT), amended by Laws No. 9986, of July 18, 2000, and No. 12485, of September 12, 2011. The operation of such concessions is subject to supplementary regulations and plans.

In accordance with the STFC service concession agreement, in every two years, during the agreement's 20-year term, valid until December 31, 2025, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 21).

In accordance with the authorization terms for the usage of radio frequencies associated with SMP, in every two years after the first renewal of these agreements, the Company shall pay a fee equivalent to 2% of its prior-year SMP revenue, net of applicable taxes and social contribution taxes (Note 21), and in the 15th year the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from the application of Basic and Alternative Services Plans. These agreements can be extended only once for a term of 15 years.

The information on a summary of the authorizations for the use of radiofrequency bands for SMP granted to the Company is the same as in Note 1b) Operations, as disclosed in the financial statements for the year ended December 31, 2018.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

c) Corporate events that occurred in 2018

The information on the corporate restructuring, with the merger of the wholly-owned subsidiary Telefônica Data SA ("TData") by the Company, with operational effects as from December 1, 2018, is the same as in Note 1.c .1) Corporate Restructuring - 2018, disclosed in the financial statements for the year ended December 31, 2018.

2)    BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

a) Statement of compliance

The individual (Company) and consolidated quarterly financial statements were prepared and are presented in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Statements, issued by the Accounting Pronouncements Committee ("CPC") and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board ("IASB") and in a manner consistent with the deliberations issued by the CVM, applicable to the preparation of the ITRs.

b) Basis of preparation and presentation

The quarterly financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value.

All significant information in the quarterly financial statements, and solely such information, is disclosed and corresponds to that used by Company management for administration purposes.

The Statement of Cash Flows was prepared in accordance with IAS 7 - Statement of Cash Flows and reflects the changes in cash that occurred in the years presented using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("SVA"), individual and consolidated, while IFRS does not require this presentation. As a result, under IFRS standards, the SVA is being presented as supplementary information, without prejudice to the overall quarterly financial statements.

These quarterly financial statements compare the quarters ended March 31, 2019 and 2018, except for the balance sheets, that compare the positions as at March 31, 2019 and December 31, 2018.

The Board of Directors authorized the issue of these individual and consolidated financial statements at the meeting held on May 6, 2019.

c) Functional and reporting currency

The Company’s quarterly financial statements are presented in thousands of reais, unless otherwise stated.

The Company’s functional and reporting currency is the Brazilian real. Transactions in foreign currency are translated into Brazilian reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted by the transaction date rate.

The gains and losses resulting from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses resulting from the translation of monetary assets and liabilities recorded between the exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the income statement.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

d) Basis of consolidation

At March 31, 2019 and December 31, 2018, the Company holds direct equity interests in subsidiaries and joint ventures. Below, we present the main information about the Company's investees.

Investees	Type of investment	Equity interests	Country (Headquarters)	Core activity
Terra Networks Brasil S.A. ("Terra Networks")	Subsidiary	100.00%	Brazil	Telecommunications
Telefônica Transportes e Logística Ltda ("TGLog")	Subsidiary	99.99%	Brazil	Transports and logistics
POP Internet Ltda ("POP")	Subsidiary	99.99%	Brazil	Internet
Aliança Atlântica Holding B.V. ("Aliança")	Joint venture	50.00%	Brazil	Telecommunications sector holdings
Companhia AIX de Participações ("AIX")	Joint venture	50.00%	Holland	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Joint venture	50.00%	Brazil	Technical assistance in telecommunication networks

The information on the subsidiaries and joint ventures, is the same as in Note 1.d) Basis of consolidation, disclosed in the financial statements for the year ended December 31, 2018.

e) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and are regularly assessed by the operational decision-making professional in considering how to allocate funds to an individual segment and in the assessment of segment performance.  Considering that: (i) all officers’ and managers' decisions are based on consolidated reports; (ii) the Company and its subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

f)  Significant accounting practices

The information in the notes to the financial statements that did not significantly change or present irrelevant disclosures as compared to December 31, 2018 was not fully repeated in these quarterly financial statements.

The accounting policies adopted in the preparation of the quarterly financial statements for the period ended March 31, 2019 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2018, except for the changes required by the new pronouncements, interpretations and amendments approved for the IASB which came into effect as of January 1, 2019, as follows:

Standards and amendments
Improvements to IFRS Standards	2015-2017 Cycle
IFRS 16	Leases
IFRIC23	Uncertainty over Income Tax Treatments
Amendments to IFRS 9	Prepayment Features with Negative Compensation
Amendments to IAS 28	Long-term Interest in associates and Joint Ventures
Amendments to IFRS 10 and IAS 28	Sale or Contribuition of Assets between na Investidor and its Associate or Joint Venture

The adoption of these standards, amendments and interpretations did not have a significant impact on the consolidated quarterly financial statements in the initial period of adoption. However, IFRS 16 - Leases is expected to have a significant impact on the consolidated quarterly financial statements at the time of its adoption and prospectively.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

The Company does not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

IFRS 16 Leases

IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Company acts as a lessee in a significant number of leases on different assets, such as towers and the respective land where they are located, circuits, offices, stores and commercial real estate, mainly.

The Company concluded the process of assessing the impact of this new standard on such contracts. This analysis included the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease when the exercise depends only on the Company and where such exercise is reasonably certain. This depended, to a large extent, on the specific facts and circumstances applicable to the main class of assets in the telecom industry (technology, regulation, competition, business model, among others).  In addition to this, the Company adopted assumptions to calculate the discount rate, which was based on the incremental borrowing rate of interest for the estimated term. On the other hand, the Company decided not to separately recognize non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.

The standard also allows for two transition methods: retrospectively for all periods presented, or a modified retrospective approach, where the cumulative effect of adoption is recognized at the date of initial application. The Company decided to adopt the modified retrospective approach. The Company has opted for the practical expedient that allows it to not re-evaluate whether a contract is or contains a lease on the date of the initial adoption of IFRS 16, but to directly apply the new requirements to all contracts that, under the current standard, have been identified as such as leasing. In addition, certain handbooks are available on the first application in connection with the right to use, asset measurement, discount rates, impairment, leases that terminate within twelve months of the date of first adoption, direct start-up costs, and contract term of leasing.

Accordingly, the Company opted to adopt the following practical steps in the transition to the new criteria: (i) use of common discount rates for groups of contracts with similar characteristics in terms of term, contract object, currency and economic environment; (ii) application of the practical file that allows it not to adopt the new criteria for contracts that expire in 12 months from the date of the initial adoption; and (iii) exclusion of initial direct costs from the initial valuation of the asset by right of use on the date of the initial adoption.

Based on the volume of contracts affected, as well as the magnitude of future lease commitments, the adoption of IFRS 16 by the Company has had a significant impact on its financial information as of the date of its adoption (January 1, 2019), including recognition in the balance of the rights to use assets (Note 12) and their corresponding lease obligations (Note 19) in connection with most of the contracts.

The following are the effects of the initial adoption of IFRS 16 on January 1, 2019:

Consolidated
Nominal value payable	9,999,696
Unrealized financial expenses	(1,381,624)
Present value payable	8,618,072

Current	1,711,092
Non-current	6,906,980

Initial adoption effects:
Property, plant and equipment (Note 12)	8,618,072
Loans, financing, debentures and leases (Note 19)	8,618,072

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

In addition, the amortization of rights-of-use assets and the recognition of interest costs over the lease obligation in the income statements replaced the amounts recognized as lease expenses in accordance with current lease standards. The classification of lease payments in the statement of cash flows will also be affected by the requirements of the new lease standard.

To facilitate the understanding and comparability of information, the Company discloses in Note 32 the consolidated income statement in the three-month period ended March 31, 2019, excluding the effects of adopting IFRS 16.

g) Significant accounting judgments estimates and assumptions

The preparation of the quarterly financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in applying its accounting policies. These estimates are based on experience, better knowledge, information available at the end of the fiscal year, and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Settlement of transactions involving these estimates may result in values that are different from those recorded in the quarterly financial statements due to the criteria inherent in the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these quarterly financial statements are presented in the following notes: trade accounts receivable (Note 4); income and social contribution taxes (Note 7); property, plant and equipment (Note 12); intangible assets (Note 13); provision and contingencies (Note 19); net operating income (Note 24); pension plans and other post-employment benefits (Note 30); and financial instruments and risk and capital management (Note 31), disclosed in the financial statements for the year ended December 31, 2018.

3)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03/31/19	12/31/18	03/31/19	12/31/18
Cash and banks	142,569	204,911	143,393	205,598
Short-term investments	3,797,565	3,070,389	3,931,450	3,175,730
Total	3,940,134	3,275,300	4,074,843	3,381,328

Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements kept at first-tier financial institutions, pegged to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Revenues generated by these investments are recorded as financial income.

4) TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	03/31/19	12/31/18	03/31/19	12/31/18
Billed amounts	7,202,092	6,705,942	7,238,237	6,789,257
Unbilled amounts	2,348,694	2,395,503	2,397,944	2,454,810
Interconnection amounts	791,945	835,887	791,945	835,887
Amounts from related parties (Note 27)	121,196	219,637	125,491	148,814
Gross accounts receivable	10,463,927	10,156,969	10,553,617	10,228,768
Estimated impairment losses	(1,525,968)	(1,483,726)	(1,546,655)	(1,498,134)
Total	8,937,959	8,673,243	9,006,962	8,730,634

Current	8,477,585	8,246,991	8,546,588	8,304,382
Non-current	460,374	426,252	460,374	426,252

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated balances of non-current trade accounts receivable include:

	Consolidated
	03/31/19	12/31/18
Portion resale of goods to legal entities, receivable within 24 months	191,012	180,065
Portion of accounts receivable from the OI group - Bankruptcy process of companies	118,878	119,365
Soluciona IT product (1)	303,145	293,531
Nominal amount receivable	613,035	592,961
Deferred financial income	(66,291)	(84,060)
Present value of accounts receivable	546,744	508,901
Estimated impairment losses	(86,370)	(82,649)
Net amount receivable	460,374	426,252

(1) The maturity schedule of these nominal amounts receivable is up to five years

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

The following is the amounts receivable, net of estimated losses for impairment of accounts receivable, by maturity:

	Company		Consolidated
	03/31/19	12/31/18	03/31/19	12/31/18
Falling due	6,665,900	6,435,875	6,730,803	6,485,154
Overdue – 1 to 30 days	1,066,075	1,087,363	1,074,927	1,096,639
Overdue – 31 to 60 days	354,199	304,864	357,525	305,019
Overdue – 61 to 90 days	266,450	201,197	262,010	200,401
Overdue – 91 to 120 days	241,434	223,730	242,034	220,221
Overdue – over 120 days	343,901	420,214	339,663	423,200
Total	8,937,959	8,673,243	9,006,962	8,730,634

At March 31, 2019 and December 31, 2018, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses for accounts receivable are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Company	Consolidated
Balance at 12/31/17	(1,209,369)	(1,433,471)
Initial adoption IFRS 9 on 01.01.18	(332,127)	(364,456)
Supplement to estimated losses, net of reversal (Note 24)	(356,007)	(398,080)
Write-off due to use	526,976	541,352
Balance at 12/31/17	(1,370,527)	(1,654,655)
Supplement to estimated losses, net of reversal	(959,529)	(1,135,580)
Incorporation (Note 1 c)	(293,566)	-
Write-off due to use	1,139,896	1,292,101
Balance at 12/31/18	(1,483,726)	(1,498,134)
Supplement to estimated losses, net of reversal (Note 24)	(414,818)	(426,009)
Write-off due to use	372,576	377,488
Balance at 12/31/18	(1,525,968)	(1,546,655)

The following table shows the changes in contractual assets arising from the initial adoption of IFRS 15 for the quarter ended March 31, 2019:

	Contract assets, gross	Provision for losses	Contract assets, net
Balances as of 12.31.18	195,733	(33,708)	162,025
Additions	109,494	(1,653)	107,841
Write-offs, net	(98,920)	-	(98,920)
Balances as of 03.31.19	206,307	(35,361)	170,946

5)  INVENTORIES

	Company		Consolidated
	03/31/19	12/31/18	03/31/19	12/31/18
Materials for resale (1)	510,775	413,843	510,775	413,843
Materials for consumption	68,864	60,566	69,995	61,819
Other inventories	7,300	30,013	7,300	30,013
Gross inventories	586,939	504,422	588,070	505,675
Estimated losses from impairment or obsolescence (2)	(43,604)	(43,622)	(43,604)	(43,622)
Total	543,335	460,800	544,466	462,053

(1) This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

(2) Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 24).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

6) PREPAID EXPENSES

	Company		Consolidated
	03/31/19	12/31/18	03/31/19	12/31/18
Fistel Fee (1)	587,807	-	587,807	-
Advertising and publicity	222,129	252,900	222,129	252,900
Insurance	13,298	24,790	13,337	24,867
Rental	28,166	32,792	28,166	32,792
Software and networks maintenance	60,633	17,472	60,647	17,485
Incremental costs - IFRS 15	272,576	255,391	272,576	255,391
Financial charges	34,837	43,853	34,837	43,853
Personnel	32,988	33,679	33,388	33,970
Taxes and other	66,519	54,593	66,600	54,717
Total	1,318,953	715,470	1,319,487	715,975

Current	1,178,705	581,261	1,179,221	581,743
Non-current	140,248	134,209	140,266	134,232

(1) Refers to the remaining portion of the Inspection and Operation Fee amounts paid in March 2019, which will be amortized to the result until the end of the year 2019.

7) INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and Social Contribution taxes recoverable

	Company		Consolidated
	03/31/19	12/31/18	03/31/19	12/31/18
Income taxes	353,272	245,403	353,931	245,883
Social contribution taxes	29,595	28,624	29,718	28,706
Total	382,867	274,027	383,649	274,589

b) Income and Social Contribution taxes payable

	Consolidated
	03/31/19	12/31/18
Income taxes	6,901	8,756
Social contribution taxes	2,507	3,253
Total	9,408	12,009

c) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

Company
	Balances at 12/31/17	Income statement	Comprehensive income	Effects of the initial adoption of IFRS 9 and IFRS 15	Balances at 03/31/18	Income statement	Comprehensive income	Incorporation (Note 1 c)	Balances at 12/31/18	Income statement	Comprehensive income	Balances at 03/31/19
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	588,750	128,129	-	-	716,879	556,605	-	-	1,273,484	244,372	-	1,517,856
Income and social contribution taxes on temporary differences (2)	(1,298,075)	(361,339)	255	59,958	(1,599,201)	(1,831,494)	31,599	142,660	(3,256,436)	(541,052)	96	(3,797,392)
Provisions for legal, labor, tax civil and regulatory contingencies	2,255,087	31,908	-	-	2,286,995	(368,001)	-	7,688	1,926,682	(41,427)	-	1,885,255
Trade accounts payable and other provisions	588,294	9,231	-	-	597,525	(118,327)	-	62,695	541,893	(8,301)	-	533,592
Customer portfolio and trademarks	254,418	(17,454)	-	-	236,964	(52,361)	-	-	184,603	(17,454)	-	167,149
Estimated losses on impairment of accounts receivable	411,187	(58,129)	-	112,923	465,981	(65,878)	-	37,576	437,679	11,192	-	448,871
Estimated losses from modems and other P&E items	199,434	(320)	-	-	199,114	(23,012)	-	28	176,130	1,548	-	177,678
Pension plans and other post-employment benefits	174,381	6,373	-	-	180,754	11,359	30,810	3,157	226,080	6,628	-	232,708
Profit sharing	100,643	(55,079)	-	-	45,564	74,447	-	8,744	128,755	(77,995)	-	50,760
Loyalty program	17,121	672	-	-	17,793	359	-	-	18,152	(18,069)	-	83
Accelerated accounting depreciation	8,260	679	-	-	8,939	(9,004)	-	452	387	(179)	-	208
Estimated impairment losses on inventories	11,120	(2,457)	-	-	8,663	471	-	137	9,271	(686)	-	8,585
Derivative transactions	26,165	5,389	262	-	31,816	72,214	570	-	104,600	(914)	120	103,806
Licenses	(1,636,886)	(54,082)	-	-	(1,690,968)	(162,246)	-	-	(1,853,214)	(54,082)	-	(1,907,296)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(3,598,172)	(215,877)	-	-	(3,814,049)	(786,891)	-	-	(4,600,940)	(250,692)	-	(4,851,632)
Property, plant and equipment of small value	-	-	-	-	-	(395,606)	-	-	(395,606)	(69,431)	-	(465,037)
Technological Innovation Law	(97,533)	9,352	-	-	(88,181)	38,054	-	-	(50,127)	6,576	-	(43,551)
On other temporary differences (3)	(11,594)	(21,545)	(7)	(52,965)	(86,111)	(47,072)	219	22,183	(110,781)	(27,766)	(24)	(138,571)
Total deferred tax assets (liabilities), non-current	(709,325)	(233,210)	255	59,958	(882,322)	(1,274,889)	31,599	142,660	(1,982,952)	(296,680)	96	(2,279,536)

Deferred tax assets	4,916,768				5,081,812				5,339,788			5,427,176
Deferred tax liabilities	(5,626,093)				(5,964,134)				(7,322,740)			(7,706,712)
Deferred tax assets (liabilities), net	(709,325)				(882,322)				(1,982,952)			(2,279,536)

Represented in the balance sheet as follows:
Deferred tax assets	-				-				-			-
Deferred tax liabilities	(709,325)				(882,322)				(1,982,952)			(2,279,536)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated
	Balances at 12/31/17	Income statement	Comprehensive income	Effects of the initial adoption of IFRS 9 and IFRS 15	Balances at 03/31/18	Income statement	Comprehensive income	Balances at 12/31/18	Income statement	Comprehensive income	Balances at 03/31/19
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	793,933	123,511	-	-	917,444	511,032	-	1,428,476	233,799	-	1,662,275
Income and social contribution taxes on temporary differences (2)	(1,131,850)	(339,265)	255	70,012	(1,400,848)	(1,812,025)	31,542	(3,181,331)	-	-	(3,181,331)
Provisions for legal, labor, tax civil and regulatory contingencies	2,298,735	33,912	-	-	2,332,647	(366,947)	-	1,965,700	-	-	1,965,700
Trade accounts payable and other provisions	651,417	20,125	-	-	671,542	(99,808)	-	571,734	-	-	571,734
Customer portfolio and trademarks	254,418	(17,454)	-	-	236,964	(52,361)	-	184,603	-	-	184,603
Estimated losses on impairment of accounts receivable	434,960	(47,092)	-	122,977	510,845	(68,569)	-	442,276	-	-	442,276
Estimated losses from modems and other P&E items	200,941	(607)	-	-	200,334	(24,204)	-	176,130	-	-	176,130
Pension plans and other post-employment benefits	174,534	9,205	-	-	183,739	11,729	30,753	226,221	-	-	226,221
Profit sharing	110,046	(59,592)	-	-	50,454	79,235	-	129,689	-	-	129,689
Loyalty program	17,121	672	-	-	17,793	359	-	18,152	-	-	18,152
Accelerated accounting depreciation	8,260	679	-	-	8,939	(8,552)	-	387	-	-	387
Estimated impairment losses on inventories	11,752	(2,740)	-	-	9,012	259	-	9,271	-	-	9,271
Derivative transactions	25,871	5,906	262	-	32,039	72,122	570	104,731	-	-	104,731
Licenses	(1,636,886)	(54,082)	-	-	(1,690,968)	(162,246)	-	(1,853,214)	-	-	(1,853,214)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(3,598,172)	(215,877)	-	-	(3,814,049)	(786,891)	-	(4,600,940)	-	-	(4,600,940)
Property, plant and equipment of small value	-	-	-	-	-	(395,606)	-	(395,606)	-	-	(395,606)
Technological Innovation Law	(97,533)	9,352	-	-	(88,181)	38,054	-	(50,127)	-	-	(50,127)
On other temporary differences (3)	12,686	(21,672)	(7)	(52,965)	(61,958)	(48,599)	219	(110,338)	-	-	(110,338)
Total deferred tax assets (liabilities), non-current	(337,917)	(215,754)	255	70,012	(483,404)	(1,300,993)	31,542	(1,752,855)	233,799	-	(1,519,056)

Deferred tax assets	5,569,885				5,480,730			5,569,885			5,637,732
Deferred tax liabilities	(7,322,740)				(5,964,134)			(7,322,740)			(7,706,712)
Deferred tax assets (liabilities), net	(1,752,855)				(483,404)			(1,752,855)			(2,068,980)

Represented in the balance sheet as follows:
Deferred tax assets	230,097				398,918			230,097			210,556
Deferred tax liabilities	(709,325)				(882,322)			(1,982,952)			(2,279,536)

(1) This refers to the amounts recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

(2) This refers to amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.

(3) These refer to deferred taxes arising from other temporary differences, such as deferred income, renewal of licenses, and subsidy on the sale of mobile phones, among others.

At March 31, 2019, deferred tax credits (income and social contribution tax losses) were not recognized in subsidiaries' (Innoweb and TGLog) accounting records, in the amount of R$13,331 (R$12,649 at December 31, 2018), as it is not probable that future taxable profits will be available for these subsidiaries to benefit from such tax credits.

d) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the trial balances for tax-reduction/tax-suspension purposes. Taxes calculated on profits until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the three-month period ended March 31, 2019 and 2018.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	1st quarter of 2019	1st quarter of 2018	1st quarter of 2019	1st quarter of 2018
Income before taxes	1,639,286	1,331,438	1,682,311	1,624,017
Income and social contribution tax expenses, at the tax rate of 34%	(557,357)	(452,689)	(571,986)	(552,166)
Permanent differences
Equity pickup, net of effects from interest on equity received (Note 11)	29,716	193,096	(18)	192
Non-deductible expenses, gifts, incentives	(8,627)	(9,583)	(8,637)	(10,841)
Tax benefit related to interest on equity allocated	238,000	-	238,000	-
Other (additions) exclusions	1,124	35,757	2,472	36,817
Tax debits	(297,144)	(233,419)	(340,169)	(525,998)

Effective rate	18.1%	17.5%	20.2%	32.4%
Current income and social contribution taxes	(464)	(209)	(23,948)	(310,244)
Deferred income and social contribution taxes	(296,680)	(233,210)	(316,221)	(215,754)

8) TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	03/31/19	12/31/18	03/31/19	12/31/18
State VAT (ICMS) (1)	2,544,917	2,548,998	2,544,930	2,549,006
Withholding taxes and contributions (2)	53,045	128,808	53,483	129,741
PIS and COFINS (3)	4,257,419	4,999,706	4,258,126	5,000,677
Fistel, INSS, ISS and other taxes	8,007	216,709	8,227	217,056
Total	6,863,388	7,894,221	6,864,766	7,896,480

Current	4,806,375	4,671,959	4,807,753	4,674,218
Non-current	2,057,013	3,222,262	2,057,013	3,222,262

(1)   This includes credits of ICMS arising from the acquisition of property and equipment, subject to offsetting in 48 months; requests for refund of ICMS, which was paid under invoices that were cancelled subsequently; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$500,086 and R$509,920 on March 31, 2019 and December 31, 2018, respectively.

(2)   This refers to credits on withholding income tax (“IRRF”) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

(3)   The balances of March 31, 2019 and December 31, 2018 include the tax credits of PIS and COFINS monetarily restated by SELIC, in the amounts of R$4,083,124 and R$4,915,239, respectively, arising from the final judicial processes on May 17, 2018 and August 28, 2018, in favor of the Company and its subsidiary, which recognized the right to deduct ICMS from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to July 2013, respectively. As at March 31, 2019, current and non-current balances were R$2,845,185 and R$1,237,939, respectively. As at December 31, 2018, current and non-current balances were R$2,520,990 and R$2,394,249, respectively.

The Internal Revenue Service filed a review, pursuant to Law 13,670/18, with the purpose of approving the PIS and COFINS credits resulting from the dispute that dealt with the exclusion of ICMS from the bases of these contributions. The Company has made every effort, including judicial measures, to meet in a timely manner the requests of this audit procedure and thus continue compensating its referred tax credits.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

The Company has three other lawsuits of the same nature in progress (including lawsuits of companies that have already been merged - GVT and Telemig), which are considered as contingent assets, which cover several periods between December 2001 and June 2017, whose ranges of values we estimate between R$1,700 million to R$2,200 million.

9) JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or to be granted suspension of tax liability, judicial deposits are made to secure the continuance of the claims under discussion.

Judicial deposits are recorded at historical cost and updated according to prevailing legislation.

	Company		Consolidated
	03/31/19	12/31/18	03/31/19	12/31/18
Judicial deposits
Tax	1,809,272	1,790,940	1,949,367	1,929,594
Labor	492,810	512,635	501,859	522,201
Civil	1,125,010	1,163,530	1,126,420	1,164,835
Regulatory	261,613	208,447	261,613	208,447
Total	3,688,705	3,675,552	3,839,259	3,825,077
Garnishments	70,661	84,134	71,451	84,937
Total	3,759,366	3,759,686	3,910,710	3,910,014

Current	302,261	312,820	302,490	313,007
Non-current	3,457,105	3,446,866	3,608,220	3,597,007

The table below presents the composition of the balances as at March 31, 2019 and December 31, 2018 of the tax judicial deposits (segregated and summarized by tax).

	Consolidated
	03/31/19	12/31/18
Telecommunications Inspection Fund (FISTEL)	45,130	44,771
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	557,296	551,937
Universal Telecommunication Services Fund (FUST)	507,136	503,246
Social Contribution Tax for Intervention in the Economic Order (CIDE)	280,636	278,685
State Value-Added Tax (ICMS)	249,847	239,220
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	137,607	141,759
Withholding Income Tax (IRRF)	55,867	55,425
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	39,953	39,672
Other taxes, charges and contributions	75,895	74,879
Total	1,949,367	1,929,594

10) OTHER ASSETS

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	03/31/19	12/31/18	03/31/19	12/31/18
Advances to employees and suppliers	124,127	81,046	127,050	83,094
Related-party receivables (Note 27)	99,957	110,923	112,618	120,776
Receivables from suppliers	105,273	114,175	105,273	114,175
Surplus from post-employment benefit plans (Note 29)	10,948	10,920	11,026	10,997
Other amounts receivable	14,898	26,791	6,724	20,670
Total	355,203	343,855	362,691	349,712

Current	308,299	297,366	315,292	302,607
Non-current	46,904	46,489	47,399	47,105

11) INVESTMENTS

a)  Information on investees

The information related to subsidiaries and jointly-controlled entities is the same as in Note 11) Investments, as disclosed in the financial statements for the fiscal year ended December 31, 2018.

The following is a summary of the relevant financial data of the investees in which the Company holds a stake and contemplates the corporate changes described in Note 1 d.

	12/31/18				12/31/18
	Subsidiaries			Joint ventures	Subsidiaries			Joint ventures
	Terra Networks	TGLog	POP Consolidated	Aliança / AIX / ACT	Terra Networks	TGLog	POP Consolidated	Aliança / AIX / ACT

Equity interest	100.00%	99.99%	100.00%	50.00%	100.00%	99.99%	100.00%	50.00%

Summary of balance sheets:
Current assets	404,057	39,520	59,505	212,994	327,150	42,809	53,875	213,481
Non-current assets	310,438	5,669	53,004	11,403	330,735	5,045	52,255	12,327
Total assets	714,495	45,189	112,509	224,397	657,885	47,854	106,130	225,808

Current liabilities	191,516	24,236	9,909	8,209	220,428	26,915	50,302	7,103
Non-current liabilities	121,809	11,135	43,683	16,266	120,546	11,227	-	16,101
Equity	401,170	9,818	58,917	199,922	316,911	9,712	55,828	202,604
Total liabilities and equity	714,495	45,189	112,509	224,397	657,885	47,854	106,130	225,808

Investment Book value	401,170	9,818	58,917	99,961	316,911	9,712	55,828	101,302

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	1st quarter of 2019				1st quarter of 2018
	Subsidiaries			Joint ventures	Subsidiaries		Joint ventures
Summary of Income Statements:	Terra Networks	TGLog	POP Consolidated	Aliança / AIX / ACT	TData Consolidated	POP Consolidated	Aliança / AIX / ACT
Net operating income	205,373	14,415	7,224	11,371	1,719,333	7,812	11,492
Operating costs and expenses	(80,151)	(14,100)	(3,141)	(11,615)	(885,551)	(3,995)	(10,786)
Financial income (expenses), net	434	(209)	633	206	22,525	(183)	263
Income and social contribution taxes	(41,397)	-	(1,627)	(70)	(291,114)	(1,464)	160
Net income for the period	84,259	106	3,089	(108)	565,193	2,170	1,129

Equity pickup, according to interest held	84,259	106	3,089	(54)	565,193	2,170	565

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

b) Changes in investments

	Subsidiaries				Joint ventures
	Terra Networks	TGLog	POP Consolidated	TData Consolidated	Aliança / AIX / ACT	Goodwill (1)	Other investments (2)	Total investments - Company	Eliminations	Total investments - Consolidated
Balances at 12/31/17	-	-	38,966	1,599,350	97,222	212,058	1,680	1,949,276	(1,850,374)	98,902
Equity pick-up	-	-	2,170	565,193	565	-	-	567,928	(567,363)	565
Dividends and interest on equity	-	-	-	(963,503)	-	-	-	(963,503)	963,503	-
Initial adoption IFRS 9	-	-	(96)	(22,179)	-	-	-	(22,275)	22,275	-
Other comprehensive income	-	-	-	-	2,680	-	20	2,700	-	2,700
Balances at 03/31/18	-	-	41,040	1,178,861	100,467	212,058	1,700	1,534,126	(1,431,959)	102,167
Equity pick-up	(1,195)	219	14,788	1,001,503	(6,412)	-	-	1,008,904	(1,015,315)	(6,412)
Dividends and interest on equity	(51,785)	-	-	(300,000)	-	-	-	(351,785)	351,785	-
Incorporation (Note 1 c)	369,778	12,537	-	(1,880,374)	-	(212,058)	-	(1,710,117)	1,498,059	-
Equity transactions	-	-	-	10	-	-	-	10	(10)	-
Provision for losses on investments	-	-	-	-	-	-	(700)	(700)	-	(700)
Other comprehensive income	113	(3,044)	-	-	7,247	-	(645)	3,671	2,931	6,602
Balances at 12/31/18	316,911	9,712	55,828	-	101,302	-	355	484,108	(594,509)	101,657
Equity pick-up	84,259	106	3,089	-	(54)	-	-	87,400	(87,454)	(54)
Other comprehensive income	-	-	-	-	(1,287)	-	70	(1,217)	-	(1,217)
Balances at 03/31/19	401,170	9,818	58,917	-	99,961	-	425	570,291	(681,963)	100,386

(1) Goodwill from partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger with Telefônica Data Brasil Holding S.A. (TDBH) in 2006. With the merger of TData (note 1.c), this amount was reclassified to the Intangible.

(2) Other investments (tax incentives and interest held in companies) are measured at fair value.

12) PROPERTY, PLANT AND EQUIPMENT

a) Breakdown, changes and depreciation rates

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Company
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	2.50 to 92.31	6.67 to 66.67	2.50 to 92.31		10.00 to 25.00

Balances and changes:
Balance at 12/31/17	22,808,973	2,719,681	3,877,682	314,353	765,682	(227,862)	2,854,023	33,112,532
Additions	3,279	31,322	25,749	550	35,124	(2,220)	1,171,245	1,265,049
Write-offs, net	(9,246)	(47)	(336)	-	(1,019)	11,575	(4,398)	(3,471)
Net transfers	1,456,771	(273,303)	64,211	-	13,025	-	(1,265,636)	(4,932)
Depreciation (Note 24)	(800,887)	(349,263)	(136,740)	-	(74,434)	-	-	(1,361,324)
Balance at 03/31/18	23,458,890	2,128,390	3,830,566	314,903	738,378	(218,507)	2,755,234	33,007,854
Additions	7,391	97,008	75,203	-	131,308	(6,755)	5,374,507	5,678,662
Write-offs, net	(36,477)	(1,674)	(7,620)	(71)	(1,499)	68,453	(57,032)	(35,920)
Net transfers	3,923,973	1,371,683	384,418	-	112,548	-	(5,973,925)	(181,303)
Incorporation (Note 1 c)	71	5,134	3,490	-	73,130	(83)	13,305	95,047
Depreciation	(2,685,639)	(1,029,522)	(519,073)	-	(220,967)	-	-	(4,455,201)
Balance at 12/31/18	24,668,209	2,571,019	3,766,984	314,832	832,898	(156,892)	2,112,089	34,109,139
Initial adoption IFRS 16	91,836	-	8,525,095	-	-	-	-	8,616,931
Additions	-	19,494	67,152	-	36,511	(1,646)	1,312,026	1,433,537
Write-offs, net	(1,769)	(56)	(5,203)	-	(377)	1,125	(3,624)	(9,904)
Net transfers	893,628	269,953	217,171	-	46,367	-	(1,457,674)	(30,555)
Depreciation (Note 24)	(888,545)	(358,164)	(590,824)	-	(78,862)	-	-	(1,916,395)
Balance at 03/31/19	24,763,359	2,502,246	11,980,375	314,832	836,537	(157,413)	1,962,817	42,202,753

At 12/31/18
Cost	79,002,076	18,032,770	16,131,867	314,832	4,874,741	(156,892)	2,112,089	120,311,483
Accumulated depreciation	(54,333,867)	(15,461,751)	(12,364,883)	-	(4,041,843)	-	-	(86,202,344)
Total	24,668,209	2,571,019	3,766,984	314,832	832,898	(156,892)	2,112,089	34,109,139

At 03/31/19
Cost	79,739,308	18,300,398	25,058,756	314,832	4,951,507	(157,413)	1,962,817	130,170,205
Accumulated depreciation	(54,975,949)	(15,798,152)	(13,078,381)	-	(4,114,970)	-	-	(87,967,452)
Total	24,763,359	2,502,246	11,980,375	314,832	836,537	(157,413)	1,962,817	42,202,753

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	2.50 to 92.31	6.67 to 66.67	2.50 to 92.31		10.00 to 25.00

Balances and changes:
Balance at 12/31/17	22,809,109	2,724,332	3,885,297	314,353	830,452	(228,052)	2,886,825	33,222,316
Additions	3,279	31,322	25,749	550	60,044	(2,220)	1,150,247	1,268,971
Write-offs, net	(9,244)	(47)	(336)	-	(1,019)	11,575	(4,398)	(3,469)
Net transfers	1,456,771	(273,303)	64,211	-	13,035	-	(1,265,647)	(4,933)
Depreciation (Note 25)	(800,907)	(349,507)	(137,588)	-	(80,937)	-	-	(1,368,939)
Balance at 03/31/18	23,459,008	2,132,797	3,837,333	314,903	821,575	(218,697)	2,767,027	33,113,946
Additions	7,391	98,318	76,049	-	143,997	(6,755)	5,376,827	5,695,827
Write-offs, net	(36,475)	(1,674)	(8,125)	(71)	(1,907)	68,560	(57,032)	(36,724)
Net transfers	3,923,973	1,371,683	385,158	-	111,737	-	(5,973,926)	(181,375)
Depreciation	(2,685,685)	(1,030,040)	(521,327)	-	(239,295)	-	-	(4,476,347)
Balance at 12/31/18	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327
Initial adoption IFRS 16	91,836	-	8,526,236	-	-	-	-	8,618,072
Additions	-	19,502	67,152	-	36,511	(1,646)	1,312,124	1,433,643
Write-offs, net	(1,769)	(56)	(6,199)	-	(377)	1,125	(3,624)	(10,900)
Net transfers	893,628	269,953	217,171	-	46,367	-	(1,457,982)	(30,863)
Depreciation (Note 25)	(888,546)	(358,168)	(591,107)	-	(79,161)	-	-	(1,916,982)
Balance at 03/31/18	24,763,361	2,502,315	11,982,341	314,832	839,447	(157,413)	1,963,414	42,208,297

At 12.31.18
Cost	79,002,102	18,033,246	16,154,562	314,832	4,996,170	(156,892)	2,112,896	120,456,916
Accumulated depreciation	(54,333,890)	(15,462,162)	(12,385,474)	-	(4,160,063)	-	-	(86,341,589)
Total	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327

At 03.31.19
Cost	79,739,334	18,300,882	25,080,299	314,832	5,072,931	(157,413)	1,963,414	130,314,279
Accumulated depreciation	(54,975,973)	(15,798,567)	(13,097,958)	-	(4,233,484)	-	-	(88,105,982)
Total	24,763,361	2,502,315	11,982,341	314,832	839,447	(157,413)	1,963,414	42,208,297

(1)   The Company and its subsidiaries recognized estimated losses for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

The depreciation rates presented in the previous tables were restated as of January 1, 2019, due to the adoption of IFRS 16, generating an increase of R$433,228 in depreciation costs and expenses in the three-month period ended March 31, 2019. In order to facilitate the understanding, we present below a comparative table of these rates.

Company / Consolidated
Description	03/31/19	12/31/18
Switching and transmission equipment and media	2.50% to 92.31%	2.50% to 25.00%
Terminal equipment / modems	6.67% to 66.67%	6.67% to 66.67%
Infrastructure	2.50% to 92.31%	2.50% to 66.67%
Other P&E assets	10.00% to 25.00%	10.00% to 25.00%

b)   Additional information on leases

Below, we present the changes in leases, after the adoption of IFRS 16, already included in the asset movement tables (Note 12.a).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Switching and transmission equipment	Infrastructure	Other	Total

Annual depreciation rate (%)	5.00 to 92.31	3.13 to 92.31	20.00

Balances and changes:
Balance at 12/31/18 (1)	186,554	189,455	10,950	386,959
Initial Adoption in 01.01.19	91,836	8,526,236	-	8,618,072
Additions	248	48,905	-	49,153
Depreciation (IAS 17)	(3,385)	(9,119)	(1,933)	(14,437)
Depreciation (IFRS 16)	(1,013)	(432,215)	-	(433,228)
Balance at 03/31/19	274,240	8,323,262	9,017	8,606,519

(1) Includes lease amounts under IAS 17 and provision for dismantling.

c) Property and equipment items pledged in guarantee

At March 31, 2019, the Company had consolidated amounts of property and equipment items pledged in guarantee for lawsuits, amounting to R$82,613 (R$94,641 at December 31, 2018).

d) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered “reversible” (returnable to the concession authority). At March 31, 2019, estimated residual value of reversible assets was R$8,440,814 (R$8,621,863 at December 31, 2018), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

13) INTANGIBLE ASSETS

a) Breakdown, changes and amortization rates

	Company
	Indefinite useful life	Finite useful life
	Goodwill (1)	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00	11.76	5.13	3.60 to 6.67	6.67 to 20.00

Balances and changes:
Balance at 12/31/17	22,850,363	2,704,400	1,978,863	1,073,615	13,969,606	20,948	(499)	506,140	43,103,436
Additions	-	45,084	-	-	-	-	-	229,147	274,231
Write-offs, net	-	-	-	-	-	-	-	-	-
Net transfers	-	117,555	-	-	-	2	-	(112,625)	4,932
Amortization (Note 24)	-	(238,660)	(137,398)	(21,051)	(230,020)	(1,237)	-	-	(628,366)
Balance at 03/31/18	22,850,363	2,628,379	1,841,465	1,052,564	13,739,586	19,713	(499)	622,662	42,754,233
Additions	-	918,810	-	-	6,647	-	-	20,160	945,617
Write-offs, net	-	(15)	-	-	-	-	-	-	(15)
Net transfers	-	401,983	-	-	-	32,465	-	(253,145)	181,303
Incorporation (Note 1 c)	212,058	18,051	-	-	-	-	-	-	230,109
Amortization	-	(722,683)	(412,191)	(63,154)	(690,096)	(2,731)	-	-	(1,890,855)
Balance at 12/31/18	23,062,421	3,244,525	1,429,274	989,410	13,056,137	49,447	(499)	389,677	42,220,392
Additions	-	69,497	-	-	-	-	-	239,828	309,325
Write-offs, net	-	(7)	-	-	-	-	-	-	(7)
Net transfers	-	422,179	-	-	-	165	-	(391,789)	30,555
Amortization (Note 24)	-	(281,733)	(137,397)	(21,051)	(230,133)	(984)	-	-	(671,298)
Balance at 03/31/19	23,062,421	3,454,461	1,291,877	968,359	12,826,004	48,628	(499)	237,716	41,888,967

At 12/31/18
Cost	23,062,421	16,498,947	4,513,278	1,658,897	20,244,219	270,659	(499)	389,677	66,637,599
Accumulated amortization	-	(13,254,422)	(3,084,004)	(669,487)	(7,188,082)	(221,212)	-	-	(24,417,207)
Total	23,062,421	3,244,525	1,429,274	989,410	13,056,137	49,447	(499)	389,677	42,220,392

At 03/31/19
Cost	23,062,421	16,990,589	4,513,278	1,658,897	20,244,219	270,813	(499)	237,716	66,977,434
Accumulated amortization	-	(13,536,128)	(3,221,401)	(690,538)	(7,418,215)	(222,185)	-	-	(25,088,467)
Total	23,062,421	3,454,461	1,291,877	968,359	12,826,004	48,628	(499)	237,716	41,888,967

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill (1)	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00 to 50.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	6.67 to 20.00

Balances and changes:
Balance at 12/31/17	23,062,421	2,720,806	1,978,863	1,073,615	13,969,606	20,952	(499)	506,140	43,331,904
Additions	-	47,054	-	-	-	-	-	229,147	276,201
Write-offs, net	-	-	-	-	-	-	-	-	-
Net transfers	-	117,558	-	-	-	-	-	(112,625)	4,933
Amortization (Note 24)	-	(239,644)	(137,398)	(21,051)	(230,020)	(1,238)	-	-	(629,351)
Balance at 03/31/18	23,062,421	2,645,774	1,841,465	1,052,564	13,739,586	19,714	(499)	622,662	42,983,687
Additions	-	923,118	-	-	6,647	-	-	20,160	949,925
Write-offs, net	-	(16)	-	-	-	-	-	-	(16)
Net transfers	-	401,981	-	-	-	32,539	-	(253,145)	181,375
Amortization	-	(725,815)	(412,191)	(63,154)	(690,096)	(2,730)	-	-	(1,893,986)
Balance at 12/31/18	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985
Additions	-	69,497	-	-	-	-	-	240,029	309,526
Write-offs, net	-	(7)	-	-	-	-	-	-	(7)
Net transfers	-	422,179	-	-	-	165	-	(391,481)	30,863
Amortization (Note 24)	-	(281,826)	(137,397)	(21,051)	(230,133)	(984)	-	-	(671,391)
Balance at 03/31/19	23,062,421	3,454,885	1,291,877	968,359	12,826,004	48,704	(499)	238,225	41,889,976

At 12/31/18
Cost	23,062,421	16,604,769	4,513,278	1,658,897	20,244,219	270,741	(499)	389,677	66,743,503
Accumulated amortization	-	(13,359,727)	(3,084,004)	(669,487)	(7,188,082)	(221,218)	-	-	(24,522,518)
Total	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985

At 03/31/19
Cost	23,062,421	17,096,411	4,513,278	1,658,897	20,244,219	270,894	(499)	238,225	67,083,846
Accumulated amortization	-	(13,641,526)	(3,221,401)	(690,538)	(7,418,215)	(222,190)	-	-	(25,193,870)
Total	23,062,421	3,454,885	1,291,877	968,359	12,826,004	48,704	(499)	238,225	41,889,976

(1)   The information related to goodwill is the same as in Note 13.d) Goodwill, as disclosed in the financial statements for the fiscal year ended December 31, 2018.

14) PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	03/31/19	12/31/18	03/31/19	12/31/18
Salaries and wages	23,682	33,803	25,370	34,767
Social charges and benefits	379,212	372,408	392,691	385,695
Profit sharing	113,159	262,270	114,611	265,433
Share-based payment plans (Note 28)	29,317	22,467	29,747	22,638
Other compensation	3,740	86,000	3,740	86,000
Total	549,110	776,948	566,159	794,533

Current	533,886	765,098	550,854	782,630
Non-current	15,224	11,850	15,305	11,903

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

15) TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	03/31/19	12/31/18	03/31/19	12/31/18
Sundry suppliers (Opex, Capex, Services e Material)	6,202,570	6,752,721	6,255,372	6,790,882
Amounts payable (operators, cobilling)	245,278	205,017	245,278	198,942
Interconnection / interlink	255,045	269,446	255,045	269,446
Related parties (Note 27)	572,641	518,949	353,515	383,512
Total	7,275,534	7,746,133	7,109,210	7,642,782

16) TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	03/31/19	12/31/18	03/31/19	12/31/18
ICMS	936,284	1,051,536	980,609	1,094,769
PIS and COFINS	337,967	505,011	344,680	512,714
Fust and Funttel	88,216	89,794	88,216	89,794
ISS, CIDE and other taxes	107,569	132,420	113,049	139,933
Total	1,470,036	1,778,761	1,526,554	1,837,210

Current	1,255,410	1,739,516	1,268,245	1,797,965
Non-current	214,626	39,245	258,309	39,245

17) DIVIDENDS AND INTEREST ON EQUITY (IOE)

a) Dividends and interest on equity receivable

At March 31, 2019 and December 31, 2018, the Company had R$51,785 to be received from Terra Networks.

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to “Investing Activities” group of accounts.

b) Dividends and interest on equity payable

b.1) Breakdown:

	Company / Consolidated
	03/31/19	12/31/18
Telefónica Latinoamérica Holding	1,098,712	952,217
Telefónica	1,323,022	1,146,619
SP Telecomunicações Participações	834,071	722,862
Telefónica Chile	2,325	2,015
Non-controlling interest	1,512,784	1,349,203
Total	4,770,914	4,172,916

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

b.2) Changes:

Company/ Consolidated
Balance at 12/31/18	4,172,916
Interim interest on equity (net of IRRF)	595,000
Payment of dividends and interest on equity	(271)
IRRF on shareholders exempt/immune from interest on equity	3,269
Balance at 03/31/19	4,770,914

For the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

Interest on equity and dividends not claimed by shareholders expire within three years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings for later distribution.

18) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parties to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provision for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provision for decommissioning are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Company
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA)	Provision for decommissioning	Total
Balances at 12/31/17	954,319	3,474,900	1,047,435	1,103,792	845,796	574,725	8,000,967
Additions (reversal), net (Note 25)	81,169	39,520	110,330	(4,061)	(17,455)	(1,001)	208,502
Other additions (reversal) (1)	-	-	216	-	-	2,893	3,109
Write-offs due to payment	(133,887)	(19,683)	(135,281)	(357)	-	-	(289,208)
Monetary restatement	33,655	92,542	33,554	13,978	(16,640)	851	157,940
Balances at 03/31/18	935,256	3,587,279	1,056,254	1,113,352	811,701	577,468	8,081,310
Additions (reversal), net	227,864	412,964	281,836	(37,776)	(9,890)	1,001	875,999
Other additions (reversal) (1)	(104,505)	(2,442,943)	(12,862)	-	-	13,033	(2,547,277)
Write-offs due to payment	(396,144)	(31,693)	(460,582)	(117,242)	-	-	(1,005,661)
Incorporation (Note 1 c)	-	22,611	-	-	-	4,755	27,366
Monetary restatement	84,281	319,311	131,094	63,882	25,464	76,364	700,396
Balances at 12/31/18	746,752	1,867,529	995,740	1,022,216	827,275	672,621	6,132,133
Additions (reversal), net (Note 25)	40,220	220	101,869	14,490	(72)	(18,822)	137,905
Other additions (reversal) (1)	-	-	819	-	-	2,619	3,438
Write-offs due to payment	(106,457)	(7,085)	(136,872)	(765)	-	-	(251,179)
Monetary restatement	20,420	16,666	37,004	17,300	7,128	12,599	111,117
Balances at 03/31/19	700,935	1,877,330	998,560	1,053,241	834,331	669,017	6,133,414

At 12/31/18
Current	245,804	-	132,122	-	-	-	377,926
Non-current	500,948	1,867,529	863,618	1,022,216	827,275	672,621	5,754,207

At 03/31/19
Current	253,924	-	125,472	1,449	-	-	380,845
Non-current	447,011	1,877,330	873,088	1,051,792	834,331	669,017	5,752,569

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA)	Provision for decommissioning	Total
Balances at 12/31/17	980,596	3,579,208	1,055,877	1,103,792	845,796	579,481	8,144,750
Additions (reversal), net (Note 25)	84,377	39,666	110,913	(4,061)	(17,455)	(1,001)	212,439
Other additions (reversal) (1)	(330)	-	332	-	-	2,893	2,895
Write-offs due to payment	(137,538)	(20,115)	(135,656)	(357)	-	-	(293,666)
Monetary restatement	34,864	93,305	33,801	13,978	(16,640)	851	160,159
Balances at 03/31/18	961,969	3,692,064	1,065,267	1,113,352	811,701	582,224	8,226,577
Additions (reversal), net	234,679	413,080	284,718	(37,776)	(9,890)	1,001	885,812
Other additions (reversal) (1)	(99,042)	(2,443,047)	(14,451)	-	-	13,859	(2,542,681)
Write-offs due to payment	(404,211)	(31,809)	(462,638)	(117,242)	-	-	(1,015,900)
Monetary restatement	86,291	321,609	131,907	63,882	25,464	76,364	705,517
Balances at 12/31/18	779,686	1,951,897	1,004,803	1,022,216	827,275	673,448	6,259,325
Additions (reversal), net (Note 25)	40,797	116	102,160	14,490	(72)	(18,822)	138,669
Other additions (reversal) (1)	936	-	580	-	-	2,619	4,135
Write-offs due to payment	(107,632)	(6,981)	(137,279)	(765)	-	-	(252,657)
Monetary restatement	21,727	17,232	37,343	17,300	7,128	12,599	113,329
Balances at 03/31/19	735,514	1,962,264	1,007,607	1,053,241	834,331	669,844	6,262,801

At 12/31/18
Current	245,805	-	132,124	-	-	-	377,929
Non-current	533,881	1,951,897	872,679	1,022,216	827,275	673,448	5,881,396

At 03/31/19
Current	255,576	-	125,507	1,449	-	-	382,532
Non-current	479,938	1,962,264	882,100	1,051,792	834,331	669,844	5,880,269

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

(1)  Refers mainly to the amounts of inflows and losses carried out against judicial deposits (Note 9).

a) Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	03/31/19	12/31/18	03/31/19	12/31/18
Provisions - probable losses	700,935	746,752	735,514	779,686
Possible losses	149,167	152,297	185,363	191,398

Labor provision and contingencies involve labor claims filed by former employees and outsourced employees (the latter alleging subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan ("PAMA"), who, among other issues, are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been specified for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is a party to Public Civil Actions filed by the Labor Public Prosecutor's Office, whose objects relate essentially to instructing the Company to cease hiring an intermediary company to carry out the Company's activities. In August 2018, most of the Federal Supreme Court ("STF") Ministers judged the legality of unrestricted outsourcing, including the end activity, and asserted the subsidiary's responsibility for the service provider. However, it is expected that this decision will be published and there may be possible delay tp any declaration to allow the Company to clarify the scope of the decision, including for cases that have already been settled when the application of that decision will be assessed in each case where the subject was raised. In view of these considerations, there are still no conditions to estimate amounts or possible losses for the Company.

b) Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	03/31/19	12/31/18	03/31/19	12/31/18
Provisions - probable losses	1,390,393	1,867,529	1,962,264	1,951,897
Federal	441,532	442,575	526,466	526,943
State	915,136	909,547	915,136	909,547
Municipal	33,725	33,607	33,725	33,607
FUST	486,937	481,800	486,937	481,800
Possible losses	35,998,618	35,257,515	36,859,927	36,103,128
Federal	11,829,101	11,743,016	12,124,230	12,025,529
State	15,830,544	15,736,730	16,391,542	16,294,685
Municipal	639,881	632,569	645,038	637,690
FUST, FUNTTEL e FISTEL	7,699,092	7,145,200	7,699,117	7,145,224

b.1) Probable tax contingencies

Management and its legal counsel understand that losses are probable in the following federal, state, municipal and regulatory (FUST) tax proceedings as described below:

Federal taxes

The Company and/or its subsidiaries are parties to administrative and legal proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated; (ii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; and (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

State taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) aliquot differential; (v) leasing of infrastructure necessary for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; and (vii) non-taxation of amounts granted as discounts to customers.

Municipal taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU”); (ii) Services tax (“ISS”) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have administrative and judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

b.2) Possible tax contingencies

Management and its legal counsel understand that losses are possible in the following federal, state, municipal and other tax proceedings (FUST, FUNTTEL and FISTEL), described below:

Federal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (a) on compensation payment for salary losses arising from the "Plano Verão" and the "Plano Bresser"; (b) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (c) supply of meals to employees, withholding of 11% (assignment of workforce); and (d) Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) withholding income tax and CIDE on the funds remitted abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) income and social contribution taxes: (a) disallowance of costs and sundry expenses not evidenced; and (b) disallowance of expenses on goodwill of the corporate restructuring of Terra Networks and Vivo S.A., and for the takeovers of Navytree, TDBH, VivoPart. and GVTPart.; (v) deduction of COFINS on swap operation losses; (vi) PIS and COFINS: (a) accrual basis versus cash basis; (b) levied on value-added services; and (c) monthly subscription services; (vii) income tax-related incentive investments FINOR, FINAN or FUNRES; (viii) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (ix) IPI levied on shipment of fixed access units from the Company's establishment; (x) Financial transaction tax (IOF) - required on loan transactions, intercompany loans and credit transactions; and (xi) operating expenses allegedly non-deductible and related to estimated losses on the recoverable value of accounts receivable.

State taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the state level, related to ICMS, which are awaiting decisions in different court levels: (i) rental of movable property; (ii) international calls; (iii) reversal of previously unused credits; (iv) service provided outside São Paulo state paid to São Paulo state; (v) co-billing; (vi) tax substitution with a fictitious tax base (tax guideline); (vii) use of credits related to acquisition of electric power; (viii) secondary activities, value added and supplementary services; (ix) tax credits related to opposition/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (x) deferred collection of interconnection (“DETRAF” - Traffic and Service Provision Document); (xi) credits derived from tax benefits granted by other states; (xii) disallowance of tax incentives related to cultural projects; (xiii) transfers of assets among business units owned by the Company; (xiv) communications service tax credits used in provision of services of the same nature; (xv) card donation for prepaid service activation; (xvi) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvii) DETRAF fine; (xviii) own consumption; (xix) exemption of public bodies; (xx) amounts given by way of discounts; (xxi) new tax register bookkeeping without prior authorization by tax authorities; (xxii) advertising services; (xxiii) unmeasured services; and (xxiv) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

Municipal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the municipal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus congeners; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; (h) services provided by third parties; and (i) advisory services in corporate management provided by Telefónica Latino América Holding; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to not include revenues with interconnection and Industrial Use of Dedicated Line (“EILD”) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Various delinquency notices were issued by ANATEL at the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

At March 31, 2019, the consolidated amounts involved totaled R$4,472,931 (R$3,701,208 at December 31, 2018).

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings have been filed for recognition of the right not to include interconnection revenues and any others arising from the use of resources that are part of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, thus avoiding the improper application of Article 4, paragraph 5, of Resolution 95/13.

There are several notifications of debits drawn up by the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

At March 31, 2019, the consolidated amounts involved totaled R$643,397 (R$618,473 at December 31, 2018).

Telecommunications Inspection Fund ("FISTEL")

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

At March 31, 2019, the consolidated amounts involved totaled R$2,582,789 (R$2,825,543 at December 31, 2018).

c) Provisions civil and contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	03/31/19	12/31/18	03/31/19	12/31/18
Provisions - probable losses	998,560	995,740	1,007,607	1,004,803
Possible losses	3,401,815	3,480,441	3,415,207	3,493,655

c.1) Provision for probable civil losses

Management and its legal counsel understand that losses are probable in the following civil proceedings:

•      The Company is party to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. At March 31, 2019, consolidated provision totaled R$346,105 (R$334,877 at December 31, 2018).

•      The Company and/or its subsidiaries are parties to various civil proceedings related to consumers at the administrative and judicial level, relating to the non-provision of services and/or products sold. At March 31, 2019, consolidated provision totaled R$326,873 (R$353,850 at December 31, 2018).

•      The Company and/or its subsidiaries are parties to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. At March 31, 2019, consolidated provision totaled R$334,629 (R$316,076 at December 31, 2018).

c.2) Civil contingencies assessed as possible losses

Management and its legal counsel understand that losses are possible in the following civil proceedings:

•      Collective Action filed by SISTEL Participants' Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior "status quo". This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•      Civil Class Actions filed by ASTEL, in the state of São Paulo, and by the Brazilian National Federation of Associations of Retirees, Pensioners and Pension Fund Members of the Telecommunications Industry “(FENAPAS”), both against SISTEL, the Company and other carriers, in order to annul the spin-off of the PBS private pension plan, alleging, in short, the "windup of the supplementary private pension plan of the SISTEL Foundation", which led to various specific mirror PBS plans, and corresponding allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL relating to telecommunication carriers of the former Telebrás System.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

•      The Company is party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business. At March 31, 2019, the consolidated amount totaled R$3,391,089 (R$3,466,522 at December 31, 2018).

•      Terra Networks is a party to: (i) supplier action related to the transmission of events; (ii) PROCON fine (annulment action); (iii) indemnification action related to the use of content; (iv) ECAD action on copyright collection; and (v) claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual non-compliance. At March 31, 2019, the amount was R$13,103 (R$12,926 at December 31, 2018).

•      The Company has received notices regarding non-compliance with the Customer Service (“SAC”) Decree. The Company is currently party to various lawsuits (administrative and legal proceedings). At March 31, 2019 the amount was R$11,015 (R$14,207 at December 31, 2018).

•      Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed an action on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with caller ID service ("Bina"), subject to a daily fine of R$10,000.00 (ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The Company brought a Special Appeal against the aforementioned judgment in order to recognize the active illegitimacy of Lune and determine the termination of the proceedings, and such appeal is awaiting judgment before the Superior Court of Justice ("STJ"). There is no way to determine at this time the extent of potential liabilities with respect to this claim.

•      The Company and other wireless carriers figure as defendants in several lawsuits filed by the Public Prosecutor's Office and consumer associations to challenge imposition of a period for use of prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company understands that its criteria for the period determination comply with ANATEL standards.

d) Provisions and regulatory contingencies

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Amounts involved
	Company / Consolidated
Nature/Degree of Risk	03/31/19	12/31/18
Provisions - probable losses	1,053,241	1,022,216
Possible losses	6,455,459	6,119,136

d.1) Provision for regulatory proceedings assessed as probable losses

According to the Company's management and legal counsel, the likelihood of loss of the following regulatory proceedings is probable:

The Company is party to administrative proceedings against ANATEL, filed based on an alleged failure to meet sector regulations, and to judicial proceedings to contest sanctions applied by ANATEL at the administrative level.

d.2) Regulatory contingencies assessed as possible losses

According to the Company's management and legal counsel, the likelihood of loss of the following regulatory proceedings is possible:

•      The Company is party to administrative proceedings filed by ANATEL alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level. At March 31, 2019, the consolidated amount was R$6,455,459 (R$6,119,136 at December 31, 2018).

•      Administrative and judicial proceedings discussing payment of a 2% charge on interconnection services revenue arising from the extension of right of use of SMP related radio frequencies. Under clause 1.7 of the authorization term that grants right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years) of a 2% charge calculated on net revenues from the service provider's Basic and Alternative Plans of the service company, determined in the year before that of payment.

However, ANATEL determined that in addition to revenues from Service Plans, the charge corresponding to 2% should also be levied on interconnection revenues and other operating revenues, which is not stipulated for in said clauses.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL's position.

•      In May 2018, the Company filed a lawsuit to annul ANATEL's final decision, in March of that year, in the records of the Procedure for Determining Non-Compliance of Obligations (“PADO”) for alleged violations of the fixed telephone regulation.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

This PADO has been suspended for years due to the negotiations of the Term of Conduct Adjustment ("TAC"), between the Company and ANATEL. By closing the negotiations without agreement, this sanctioning administrative process was reactivated and finalized.

In the decision of March 2018, ANATEL understood that the Company had committed several infractions, especially those related to the deadlines for communication of suspension of the service of the users in default and the deadlines for the restoration of the services after payment communication.

In March 31, 2019, the amount of the fine imposed by ANATEL and object of this lawsuit is approximately R$211 million, and plus interest and correction this reaches approximately R$488 million.  At December 31, 2018 these amounts were R$211 million, and plus interest and correction this reaches approximately R$482 million.

The Company understands that the fine imposed is unlawful and undue based on the following defense arguments: (i) ANATEL's mistake in determining the universe of users considered in the fine (the number of affected users is lower than that considered by ANATEL) and; (ii) the calculation of a fine is disproportionate and unfounded.

The fine was not paid. However, there is an insurance guarantee presented in full value judgment.

The suit is in the first instance and is currently awaiting a date for conciliation hearing.

e) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil, labor and regulatory proceedings, as follows:

	Consolidated
	03/31/19			12/31/18
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	82,613	3,910,710	2,917,880	94,641	3,910,014	2,301,210
Total	82,613	3,910,710	2,917,880	94,641	3,910,014	2,301,210

At March 31, 2019, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment frozen by courts (except for loan-related investments) in the consolidated amount of R$60,508 (R$64,461 at December 31, 2018).

19) LOANS, FINANCING, DEBENTURES AND LEASES

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

On March 31, 2019, the contractual terms of the loans, financing, debentures and leases are the same as in Note 20) Loans, Financing and Debentures, disclosed in the financial statements for the fiscal year ended December 31, 2018, except for the effects of the initial adoption of IFRS 16 (Note 2.f).

Consolidated
	Information as of March 31, 2019				Jan-00			12/31/18
	Currency	Annual interest rate	Maturity	Guarantees	Current	Non-current	Total	Current	Non-current	Total
Local currency					2,937,169	11,201,346	14,138,515	1,367,551	4,675,271	6,042,822

Financial institutions (a)					571,113	716,279	1,287,392	666,213	819,742	1,485,955
BNDES FINEM	URTJLP	TJLP+ 0 to 4.08%	Jul-19	(1)	122,129	-	122,129	214,012	-	214,012
BNDES FINEM	URTJLP	TJLP+ 0 to 3.38%	Aug-20	(3)	184,481	76,399	260,880	184,200	122,011	306,211
BNDES FINEM	R$	5.00%	Nov-19	(3)	9,747	-	9,747	13,403	-	13,403
BNDES FINEM	URTJLP	TJLP+ 0 to 3.12%	Jan-23	(3)	103,653	285,021	388,674	103,486	316,269	419,755
BNDES FINEM	R$	4.00% to 6.00%	Jan-23	(3)	37,818	85,122	122,940	37,837	94,516	132,353
BNDES FINEM	R$	Selic Acum. D-2 + 2.32%	Jan-23	(3)	81,236	229,369	310,605	80,014	245,887	325,901
BNDES PSI	R$	2.5% to 5.5%	Jan-23	(2)	17,023	4,303	21,326	18,207	1,263	19,470
BNB	R$	7.06% to 10%	Aug-22	(4)	15,026	36,065	51,091	15,054	39,796	54,850

Suppliers (b)	R$	110.7% to 118.7%	Apr-20		536,495	7,688	544,183	524,244	-	524,244

Debentures (c)					106,230	3,050,697	3,156,927	123,961	3,049,949	3,173,910
4th issue – Series 3	R$	IPCA+4.00%	Oct-19	(5)	41,807	-	41,807	41,121	-	41,121
1st issue – Minas Comunica	R$	IPCA+0.50%	Jul-21	(5)	26,449	52,897	79,346	26,250	52,499	78,749
5th issue	R$	108.25% of CDI	Feb-22	(5)	16,558	1,997,971	2,014,529	51,233	1,997,694	2,048,927
6th issue	R$	100% of CDI + 0.24%	Nov-20	(5)	21,416	999,829	1,021,245	5,357	999,756	1,005,113

Leases (d)	R$	4.86%			1,723,331	6,956,273	8,679,604	53,133	339,894	393,027

Contingent consideration (e)	R$	Selic			-	470,409	470,409	-	465,686	465,686

Foreign currency					55,551	-	55,551	96,615	-	96,615

Financial institutions (a)					55,551	-	55,551	96,615	-	96,615
BNDES FINEM	UMBND	ECM + 2.38%	Jul-19	(1)	55,551	-	55,551	96,615	-	96,615
Total					2,992,720	11,201,346	14,194,066	1,464,166	4,675,271	6,139,437

(1)   Guarantee in receivables relating to 15% of the outstanding debt balance or four times the largest installment, whichever is higher.

(2)   Pledge of financed assets.

(3)   Assignment of receivables corresponding to 20% of outstanding debt balance or one time the last installment of sub-credit facility "A" (UMIPCA) plus five times the last installment of each of the other sub-credit facilities, whichever is greater.

(4)   Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$12,662 and R$12,473 at March 31, 2019 and December 31, 2018, respectively.

(5)   Unsecured.

a)  Loans and financing – Financial Instituitions

Some financing agreements with the BNDES described above, have lower interest rates than those prevailing in the market. These operations fall within the scope of IAS 20 and thus the subsidies granted by BNDES were adjusted to present value and deferred in accordance with the useful lives of the financed assets, resulting in a balance as at March 31, 2019 of R$19,685 (R$21,620 at December 31, 2018), Note 20.

b) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between110.7% to 118.7% of the CDI (107.9% to 115.9% of the CDI as at December 31, 2018).

c) Debentures

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

Transaction costs in connection with the 4th, 5th and 6th issues, totaling R$3,601 at March 31, 2019 (R$3,951 at December 31, 2018), were allocated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

d) Leases

The Company has agreements classified as lease agreements in the condition of lessee relating to: (i) lease of towers and rooftops arising from sale and leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

The following are the balances of lease payments payable, including the effects of the adoption of IFRS 16 (note 2.f):

	Consolidated
	03/31/19	12/31/18
Nominal value payable	10,429,605	766,215
Unrealized financial expenses	(1,750,001)	(373,188)
Present value payable	8,679,604	393,027

Current	1,723,331	53,133
Non-current	6,956,273	339,894

Aging list of leases payable at March 31, 2019 is as follows:

	Consolidated
Year	Nominal value payable	Present value payable
1 to 12 months	2,088,196	1,723,331
13 to 24 months	1,894,440	1,562,834
25 to 36 months	1,706,503	1,415,169
37 to 48 months	1,366,316	1,141,720
49 to 60 months	1,103,348	936,413
From 61 months	2,270,802	1,900,137
Total	10,429,605	8,679,604

The weighted average rate of lease contracts at March 31, 2019 is 4.86%, with an average maturity of 6.5 years.

There were no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at March 31, 2019 and December 31, 2018.

e) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart., a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income tax and social contribution on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. If these funds are realized (being reimbursed, refunded, or via netting), they will be returned to Vivendi, as long as they are obtained in a final unappealable decision. Reimbursement will be made within 15 years and this amount is subject to monthly restatement at the SELIC rate.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

f) Repayment schedule

At March 31, 2019, the breakdown of non-current loans, financing, debentures, leases  and contingent consideration by year of maturity was as follows:

	Consolidated
Year	Loans and financing - financial institutions	Financing - suppliers	Debentures	Leases	Contingent Consideration	Total
13 to 24 months	253,509	7,688	1,026,449	1,562,834	-	2,850,480
25 to 36 months	233,212	-	1,025,434	1,415,169	-	2,673,815
37 to 48 months	211,396	-	998,814	1,141,720	-	2,351,930
49 to 60 months	18,162	-	-	936,413	-	954,575
From 61 months	-	-	-	1,900,137	470,409	2,370,546
Total	716,279	7,688	3,050,697	6,956,273	470,409	11,201,346

g)  Covenants

There are loans and financing with BNDES and debentures with specific covenants involving a penalty in the event of breach of contract. A breach of contract as provided for in the agreements with the institutions listed above is characterized as non-compliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

At March 31, 2019 and December 31, 2018 all economic and financial indexes established in existing contracts had been achieved.

h)  Changes

Changes in loans and financing, debentures, leases agreements and contingent considerations are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Loans and financing	Debentures	Leases	Financing - Suppliers	Contingent Consideration	Total
Balance at 12.31.17	2,502,346	4,520,739	385,460	607,152	446,144	8,461,841
Additions	-	-	6,100	126,411	-	132,511
Government grants (Note 20)	(40)	-	-	-	-	(40)
Financial charges (Note 26)	48,299	81,118	14,521	8,377	4,940	157,255
Issue costs	-	421	-	-	-	421
Foreign exchange variation (Note 26)	270	-	-	-	-	270
Write-offs (payments)	(279,415)	(82,124)	(14,942)	(346,620)	-	(723,101)
Balance at 03.31.18	2,271,460	4,520,154	391,139	395,320	451,084	8,029,157
Additions	-	-	12,572	379,986	-	392,558
Financial charges	121,472	161,297	30,980	24,792	14,602	353,143
Issue costs	-	1,050	-	-	-	1,050
Foreign exchange variation	28,578	-	-	-	-	28,578
Write-offs (payments)	(838,940)	(1,508,591)	(41,664)	(275,854)	-	(2,665,049)
Balance at 12.31.18	1,582,570	3,173,910	393,027	524,244	465,686	6,139,437
Initial adoptions IFRS 16 in 01.01.19 (Note 1 f)	-	-	8,618,072	-	-	8,618,072
Additions	-	-	49,153	146,558	-	195,711
Financial charges (Note 26)	31,265	50,929	99,157	8,827	4,723	194,901
Issue costs	-	350	-	-	-	350
Foreign exchange variation (Note 26)	(723)	-	-	-	-	(723)
Write-offs (payments)	(270,169)	(68,262)	(479,805)	(135,446)	-	(953,682)
Balance at 03.31.19	1,342,943	3,156,927	8,679,604	544,183	470,409	14,194,066

i)  Additions and payments

The following is a summary of funding and payments made during the quarter ended March 31, 2019.

	Consolidated
		Write-offs (payments)
	Additions	Principal	Financial charges	Total
Loans and financing	-	(245,558)	(24,611)	(270,169)
BNDES	-	(241,827)	(23,726)	(265,553)
BNB	-	(3,731)	(885)	(4,616)
Debêntures	-	-	(68,262)	(68,262)
5th issue	-	-	(68,262)	(68,262)
Suppliers	146,558	(126,420)	(9,026)	(135,446)
Leases (1)	8,667,225	(381,015)	(98,790)	(479,805)
Total	8,813,783	(752,993)	(200,689)	(953,682)

(1) Additions include the amount of the initial adoption of IFRS 16 (note 2.f).

20) DEFERRED REVENUE

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	03/31/19	12/31/18
Disposal of PP&E (1)	55,074	89,835
Government grants (2)	89,619	94,335
Contractual Liabilities - IFRS 15 (3)	517,677	532,207
Other (4)	60,185	59,658
Total	722,555	776,035

Current	499,651	525,509
Non-current	222,904	250,526

(1)   Includes the net balances of the residual values from sale of non-strategic towers and rooftops, which are transferred to income as the conditions for recognition are fulfilled.

(2)   This refers to: i) government subsidy arising from funds obtained from BNDES credit lines to be used in the acquisition of domestic equipment, which have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(3)   Refers to the balance of contractual liabilities arising from the adoption of IFRS 15.

(4)   Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service.

The following table shows the changes in contractual liabilities (IFRS 15), mainly related to the sale of prepaid credits for the quarter ended March 31, 2019:

Balances as of 12.31.18	532,207
Additions	1,804,497
Write-offs, net	(1,819,027)
Balances as of 03.31.19	517,677

Current	478,583
Non-current	39,094

21) OTHER LIABILITIES

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	03/31/19	12/31/18	03/31/19	12/31/18
Liabilities with ANATEL (1)	355,377	346,950	355,377	346,950
Liabilities with related parties (Note 27)	22,805	25,198	29,716	31,716
Third-party withholdings (2)	125,617	117,615	128,697	120,711
Surplus from post-employment benefit plans (Note 29)	689,759	674,948	694,419	679,478
Amounts to be refunded to subscribers	48,387	56,941	48,387	56,897
Other liabilities	59,608	61,279	59,909	61,957
Total	1,301,553	1,282,931	1,316,505	1,297,709

Current	351,003	357,535	361,892	368,376
Non-current	950,550	925,396	954,613	929,333

(1)   Includes amouths refers to the cost of renewing STFC and SMP licenses.

(2)   This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

22) EQUITY

a) Capital

According to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common and preferred shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Nevertheless, Brazil’s Corporation Law (Law nº 6404/76, Article 166, item IV) - establishes that capital may be increased by means of a Special Shareholders’ Meeting Resolution to decide about amendments to the Articles of Incorporation, if the authorized capital increase limit has been reached.

Capital increases do not necessarily observe the proportion between the number of shares of each class to be maintained, however the number of non-voting or restricted-voting preferred shares must not exceed 2/3 of total shares issued.

Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the Articles of Incorporation but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per Article 7 of the Company's Articles of Incorporation and item II, paragraph 1, Article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years and this right will be kept until payment of said dividend.

Subscribed and paid-in capital at March 31, 2019 and December 31, 2018 amounted to R$63,571,416, divided into shares without par value, held as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%
Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile	920,866	0.16%	15,647	0.00%	936,513	0.06%
Other shareholders	29,320,789	5.13%	415,131,868	37.09%	444,452,657	26.28%
Treasury Shares	2,290,164	0.40%	983	0.00%	2,291,147	0.14%
Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%
Treasury Shares	(2,290,164)		(983)		(2,291,147)
Total shares outstanding	569,354,053		1,119,339,723		1,688,693,776

b) Capital reserves

The information on the capital reserves, is the same as in Note 23) Equity, item b), disclosed in the financial statements for the year ended December 31, 2018.

c) Income reserves

The information on the income reserves, is the same as in Note 23) Equity, item c), disclosed in the financial statements for the year ended December 31, 2018.

d) Interim interest on equity of the 2019

At a meeting held on February 15, 2019, calling upon the General Shareholders’ Meeting to be held in 2020, the Board of Directors approved the payment of interest on equity for the fiscal year 2019, under the terms of article 28 of the Company’s Articles of Incorporation, article 9 of Law No. 9249/95 and CVM Ruling No. 638/12, in the gross amount of R$700,000, corresponding to a net amount of Withholding Income Tax (IRRF) of R$595,000, calculated based on the balance sheet of the period.

Payment thereof will be made up to the end of fiscal year 2020, on a date to be set by the Board of Directors and communicated to the market in a timely manner, being paid individually to shareholders, according to the ownership structure contained in the Company's records, through the end of day February 28, 2019. The Company clarifies that the effective payment of these proceeds is limited to the effective result to be verified in its financial statements, under the terms of the law.

e) Other comprehensive income

Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Changes in other comprehensive income are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Financial assets at fair value through other comprehensive income	Derivative transactions	Currency translation effects - foreign investments	Total
Balances at 12/31/17	(8,658)	1,954	28,032	21,328
Translation gains	-	-	2,680	2,680
Losses from future contracts	-	(509)	-	(509)
Gains on financial assets	13	-	-	13
Balances at 03/31/18	(8,645)	1,445	30,712	23,512
Translation gains	-	-	7,247	7,247
Losses from future contracts	-	(1,109)	-	(1,109)
Losses on financial assets	(425)	-	-	(425)
Balances at 12/31/18	(9,070)	336	37,959	29,225
Translation losses	-	-	(1,287)	(1,287)
Losses from future contracts	-	(232)	-	(232)
Gains on financial assets	46	-	-	46
Balances at 03/31/19	(9,024)	104	36,672	27,752

f) Company Share Repurchase Program

At December 7, 2018 the Company's Board of Directors, in accordance with Article 17, item XV of the Bylaws, approved a program for the repurchase of common and preferred shares issued by the Company itself, pursuant to CVM Instruction 567, of September 17, 2015, which had as its objective the acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or maintenance in treasury, without reducing the capital stock, to increase shareholder value through the efficient application of available resources in cash and optimize the Company's capital allocation.

The repurchase will be made through the use of the balance of capital reserve included in the balance sheet of September 30, 2018.

This program will be in force until June 6, 2020, with the acquisitions made at B3, at market prices, observing the legal and regulatory limits. The maximum amounts authorized for acquisition will be 583,422 common shares and 37,736,465 preferred shares.

During the three-month period ended March 31, 2019, there were no acquisitions of shares within the Company's share repurchase program to be held in treasury for further sale and / or cancellation.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares for the year.

The following table shows the calculation of earnings per share for the quarters ended March 31, 2019 and 2018:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Company
	1st quarter of 2019	1st quarter of 2018
Net income for the period attributable to shareholders:	1,342,142	1,098,019
Common shares	424,382	347,191
Preferred shares	917,760	750,828

Number of shares, in thousands:	1,688,694	1,688,694
Weighted average number of outstanding common shares for the period	569,354	569,354
Weighted average number of outstanding preferred shares for the period	1,119,340	1,119,340

Basic and diluted earnings per share:
Common shares (R$)	0.75	0.61
Preferred shares (R$)	0.82	0.67

23) NET OPERATING REVENUE

	Company		Consolidated
	1st quarter of 2019	1st quarter of 2018	1st quarter of 2019	1st quarter of 2018
Gross operating revenue	16,442,220	14,472,602	16,683,417	16,334,390
Services (1)	15,103,706	13,545,736	15,344,960	15,336,408
Sale of goods (2)	1,338,514	926,866	1,338,457	997,982

Deduções da receita operacional bruta	(5,678,867)	(5,329,802)	(5,708,681)	(5,545,429)
Tributos	(3,448,704)	(3,549,776)	(3,478,481)	(3,762,895)
Services	(3,175,385)	(3,379,227)	(3,205,162)	(3,582,621)
Sale of goods	(273,319)	(170,549)	(273,319)	(180,274)

Descontos concedidos e devoluções	(2,230,163)	(1,780,026)	(2,230,200)	(1,782,534)
Services	(1,852,563)	(1,409,606)	(1,852,600)	(1,412,114)
Sale of goods	(377,600)	(370,420)	(377,600)	(370,420)

Receita operacional líquida	10,763,353	9,142,800	10,974,736	10,788,961
Services	10,075,758	8,756,903	10,287,198	10,341,673
Sale of goods	687,595	385,897	687,538	447,288

(1)  These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2)  These include sale of goods (handsets, SIM cards and accessories) and equipment of “Soluciona TI”.

No one customer accounted for more than 10% of gross operating revenues in the quarters ended March 31, 2019 and 2018.

All amounts in net income are included in the income and social contribution tax bases.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

24) OPERATING COSTS AND EXPENSES

	Company
	1st quarter of 2019				1st quarter of 2018
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(178,266)	(637,876)	(72,633)	(888,775)	(183,483)	(552,505)	(86,303)	(822,291)
Third-party services	(1,672,168)	(1,717,080)	(272,785)	(3,662,033)	(1,454,814)	(1,681,982)	(288,499)	(3,425,295)
Rental, insurance, condominium and connection means	(347,046)	(25,217)	(14,529)	(386,792)	(691,911)	(36,606)	(44,978)	(773,495)
Taxes, charges and contributions	(405,205)	(11,015)	(9,859)	(426,079)	(406,222)	(8,261)	(9,872)	(424,355)
Estimated impairment losses on accounts receivable (Note 4)	-	(414,818)	-	(414,818)	-	(356,007)	-	(356,007)
Depreciation and amortization	(2,050,585)	(368,151)	(168,957)	(2,587,693)	(1,536,878)	(334,147)	(118,665)	(1,989,690)
Cost of goods sold	(754,204)	-	-	(754,204)	(434,544)	-	-	(434,544)
Materials and other operating costs and expenses	(8,004)	(29,857)	(7,560)	(45,421)	(17,885)	(46,191)	(2,758)	(66,834)
Total	(5,415,478)	(3,204,014)	(546,323)	(9,165,815)	(4,725,737)	(3,015,699)	(551,075)	(8,292,511)

	Consolidated
	1st quarter of 2019				1st quarter of 2018
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(185,524)	(643,648)	(74,465)	(903,637)	(216,729)	(636,877)	(105,649)	(959,255)
Third-party services	(1,684,472)	(1,723,757)	(273,819)	(3,682,048)	(1,653,147)	(1,735,791)	(302,688)	(3,691,626)
Rental, insurance, condominium and connection means	(347,353)	(25,218)	(14,631)	(387,202)	(691,113)	(36,820)	(54,830)	(782,763)
Taxes, charges and contributions	(409,031)	(11,016)	(9,966)	(430,013)	(413,712)	(8,283)	(9,978)	(431,973)
Estimated impairment losses on accounts receivable (Note 4)	-	(426,009)	-	(426,009)	-	(398,080)	-	(398,080)
Depreciation and amortization (1)	(2,050,803)	(368,462)	(169,108)	(2,588,373)	(1,543,039)	(334,157)	(121,094)	(1,998,290)
Cost of goods sold	(754,204)	-	-	(754,204)	(484,359)	-	-	(484,359)
Materials and other operating costs and expenses	(8,620)	(29,862)	(7,745)	(46,227)	(18,831)	(48,694)	(6,577)	(74,102)
Total	(5,440,007)	(3,227,972)	(549,734)	(9,217,713)	(5,020,930)	(3,198,702)	(600,816)	(8,820,448)

(1)   Includes the consolidated amount of R$447,665 and R$7,168 for the quarters ended March 31, 2019 and 2018, respectively, related to the leases depreciation.

25) OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	1st quarter of 2019	1st quarter of 2018	1st quarter of 2019	1st quarter of 2018
Recovered expenses and fines	139,434	79,037	140,809	88,644
Provisions for labor, tax and civil contingencies (Note 18)	(156,727)	(209,503)	(157,491)	(213,440)
Net gain (loss) on asset disposal/loss	40,560	587	39,565	789
Other operating income (expenses)	21,596	238,169	(7,885)	(48,328)
Total	44,863	108,290	14,998	(172,335)

Other operating income	201,590	317,793	180,374	89,433
Other operating expenses	(156,727)	(209,503)	(165,376)	(261,768)
Total	44,863	108,290	14,998	(172,335)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

26) FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	1st quarter of 2019	1st quarter of 2018	1st quarter of 2019	1st quarter of 2018
Financial Income
Interest income	53,668	58,128	55,297	71,967
Interest receivable (customers, taxes and other)	71,491	26,205	72,007	30,184
Gain on derivative transactions (Note 30)	95,456	55,613	96,071	56,579
Foreign exchange variations on loans and financing (Note 19)	3,930	9,347	3,930	9,347
Other revenues from foreign exchange and monetary variation	63,234	81,134	65,224	83,321
Other financial income	30,608	19,803	30,616	27,598
Total	318,387	250,230	323,145	278,996

Financial Expenses
Loan, financing, debenture and leases charges (Note 19) (1)	(194,882)	(157,255)	(194,901)	(157,255)
Foreign exchange variation on loans and financing (Note 19)	(3,207)	(9,616)	(3,207)	(9,617)
Loss on derivative transactions (Note 30)	(76,515)	(48,073)	(76,752)	(48,839)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(3,044)	(29,108)	(3,390)	(29,875)
Other expenses with foreign exchange and monetary variation	(123,982)	(166,969)	(126,902)	(170,539)
IOF, Pis, Cofins and other financial expenses	(7,272)	(34,278)	(7,649)	(35,597)
Total	(408,902)	(445,299)	(412,801)	(451,722)

Financial income (expenses), net	(90,515)	(195,069)	(89,656)	(172,726)

(1)   Includes the consolidated amounts of R$99,157 and R$14,521 for the quarters ended March 31, 2019 and 2018, respectively, related to leases charges.

27) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)   Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties as follows:

a)   Fixed and mobile telephony services provided by Telefónica Group companies;

b)   Digital TV services provided by Media Networks Latino America;

c)   Lease, maintenance of safety equipment and civil construction services, provided by Telefônica Inteligência e Segurança Brasil;

d)   Corporate services passed through at the cost effectively incurred for these services;

e)   Right to use certain software licenses, including maintenance and support, provided by Telefónica Global Technology;

f)     International transmission infrastructure for several data circuits and roaming services provided by Telxius Cable Brasil, Telefónica International Wholesale Services Espanha, Telefónica USA; and Media Net Br;

g)   Operations by Telefónica Group companies, relating to the purchase of internet content, advertising and auditing services;

h)   Marketing services provided by Telefónica Group companies;

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

i)     Information access services through the electronic communications network, provided by Telefonica de Espanha;

j)     Data communication services and integrated solutions provided by Telefónica International Wholesale Services Espanha and Telefónica USA;

k)   Long distance call and international roaming services provided by Telefónica Group companies;

l)     Sundry expenses and costs to be reimbursed by Telefónica Group companies;

m) Brand fee for assignment of rights to use the brand paid to Telefónica;

n)   Platform of health services provided by Aximed;

o)   Cost Sharing Agreement for digital-business related expenses reimbursed to Telefónica Digital;

p)   Leases/rentals of Telefónica Group companies’ buildings;

q)   Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa;

r)    Integrated e-learning, online education and training solutions provided by Telefônica Serviços de Ensino;

s)   Factoring transactions, credit facilities for services provided by the Group's suppliers;

t)    Social investment in Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development;

u)   Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires provided by Companhia AIX;

v)   Adquira Sourcing platform - online solution provided by Telefónica Compras Electrónicas to transact purchase and sale of all types of goods and services;

w)  Digital media; marketing and sales, in-store and outdoor digital marketing services provided by Telefônica On The Spot Soluções Digitais Brasil;

x)   Sale/transfer of the Company's towers and customer portfolio to Telxius Torres Brasil;

y)   Amounts to be reimbursed by SPTE as a result of contractual clause of the purchase of Terra Networks Brasil equity interest;

z)   Sale of digital products, creation of an exclusive band channel that responds to the commercial demand for these digital services and products; and

aa)    Hosting services, housing and telecommunications solutions for the corporate market provided by Acens.

As described in Note 29, the Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

The following table summarizes the consolidated balances with related parties:

		Balance Sheet - Assets
		03/31/19			12/31/18
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets	Cash and cash equivalents	Accounts receivable, net	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l) / y)	-	-	11,211	-	-	10,083
Telefónica LatinoAmerica Holding	l)	-	-	63,493	-	-	60,387
Telefónica	l) / z)	-	10,618	17,386	-	9,300	29,757
		-	10,618	92,090	-	9,300	100,227
Other Group companies
Colombia Telecomunicaciones ESP	k) / l)	-	404	520	-	1,334	520
Media Networks Brasil Soluções Digitais	a) / d) / f) / l) / p)	-	1,002	2,068	-	903	4,051
T.O2 Germany GMBH CO. OHG	k)	-	13,066	-	-	20,877	-
Telefónica Venezolana	k)	-	6,274	2,196	-	5,926	2,196
Telefônica Digital España	g) / l)	-	192	283	-	197	294
Telefônica Factoring do Brasil	a) / d) / l) / s)	-	814	125	-	6,360	133
Telefónica Global Technology	l)	-	-	1,765	-	-	-
Telefônica Inteligência e Segurança Brasil	a) / d) / l)	-	856	972	-	800	986
Telefónica International Wholesale Services Espanha	j) / k)	-	39,701	-	-	46,537	-
Telefônica Serviços de Ensino	a) / p)	-	267	16	-	286	-
Telefónica Moviles Argentina	k)	-	5,829	-	-	5,074	-
Telefónica Moviles Espanha	k)	-	4,800	-	-	7,576	-
Telefónica USA	j)	-	7,776	-	-	9,005	-
Telfisa Global BV	q)	46,439	-	-	46,755	-	-
Telxius Cable Brasil	a) / d) / l) / p)	-	13,690	5,243	-	11,628	5,295
Telxius Torres Brasil	d) / p) / x)	-	6,012	4,446	-	6,776	4,268
Terra Networks Chile, Terra Networks México, Terra Networks Perú e Terra Networks Argentina and Terra Networks Colômbia	g) / h)	-	3,540	-	-	5,341	-
Other	a) / d) / k) / g) / h) / l) / p)	-	10,650	2,894	-	10,894	2,806
		46,439	114,873	20,528	46,755	139,514	20,549
Total		46,439	125,491	112,618	46,755	148,814	120,776

Current assets		46,439	125,491	111,580	46,755	148,814	114,715
Non-current assets		-	-	1,038	-	-	6,061

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Liabilities
		03.31.19		12.31.18
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities	Trade accounts payable and other payables	Other liabilities
Parent Companies
SP Telecomunicações Participações	y)	-	22,193	-	21,901
Telefónica LatinoAmerica Holding	l)	-	-	-	-
Telefónica	l) / m)	581	1,305	687	1,393
		581	23,498	687	23,294
Other Group companies
Colombia Telecomunicaciones S.A. ESP	k)	713	-	1,056	-
Fundação Telefônica	l)	-	82	-	82
Media Networks Latina America SAC	b)	13,322	-	10,212	-
Media Networks Brasil Soluções Digitais	f)	34,431	318	44,693	318
T.O2 Germany GMBH CO. OHG	k)	5,261	-	5,706	-
Telefónica Venezolana	k)	5,903	-	5,410	-
Telefónica Compras Electrónicas	v)	23,436	-	32,582	-
Telefônica Digital España	o)	54,831	-	43,340	-
Telefônica Factoring do Brasil	l) / s)	-	919	-	2,770
Telefónica Global Technology	e)	22,076	-	28,750	-
Telefônica Inteligência e Segurança Brasil	c) / l)	34,135	27	52,184	27
Telefónica International Wholesale Services Espanha	f) / k)	29,613	-	26,097	-
Telefônica Serviços de Ensino	r)	16,680	-	22,518	-
Telefónica Moviles Argentina	k)	3,677	-	4,160	-
Telefónica Moviles Espanha	k)	4,826	-	5,233	-
Telefónica USA	f)	5,048	201	4,411	200
Telxius Cable Brasil	f) / l)	42,461	2,098	39,662	2,067
Telxius Torres Brasil	x)	33,964	1,512	38,735	1,926
Terra Networks Chile, Terra Networks México, Terra Networks Perú e Terra Networks Argentina and Terra Networks Colômbia	h)	2,600	-	1,766	-
Other	-	19,957	1,061	16,310	1,032
		352,934	6,218	382,825	8,422
Total		353,515	29,716	383,512	31,716

Current liabilities		353,515	28,658	383,512	22,220
Non-current liabilities		-	1,058	-	9,496

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

		Statement of income
		1st quarter of 2019			1st quarter of 2018
Companies	Type of transaction	Operating revenues	Cost, expenses and other expenses (revenues) operating	Financial result	Operating revenues	Cost, expenses and other expenses (revenues) operating	Financial result
Parent Companies
SP Telecomunicações Participações	d)	-	103	-	-	65	-
Telefónica LatinoAmerica Holding	l)	-	3,647	(628)	-	4,759	3,899
Telefónica	l) / m)	-	(105,309)	(3,011)	-	(95,803)	(8,058)
		-	(101,559)	(3,639)	-	(90,979)	(4,159)
Other Group companies
Colombia Telecomunicaciones S.A. ESP	k)	(37)	(1,013)	-	30	15	132
Fundação Telefônica	t)	-	(4,809)	-	-	(3,667)	-
Media Networks Brasil Soluções Digitais	a) / d) / f) / p)	159	(21,281)	-	577	(29,282)	-
Media Networks Latina America SAC	b)	-	(10,548)	(96)	-	(9,061)	59
Telefônica Serviços de Ensino	a) / p) / r)	165	(10,680)	-	247	(8,052)	-
T.O2 Germany GMBH CO. OHG	k)	(2)	(8,061)	-	(50)	481	-
Telefónica Compras Electrónicas	v)	-	(8,055)	-	-	(8,374)	-
Telefônica Digital España	l) / o)	-	(19,029)	(2,618)	-	(24,056)	(1,496)
Telefônica Factoring do Brasil	a) / d) / l) / s)	698	56	(762)	8	53	1,626
Telefónica Global Technology, S.A.U.	e) / l)	-	(13,938)	(83)	-	(9,464)	(68)
Telefônica Inteligência e Segurança Brasil	a) / c) / d) / l) / p)	268	(12,155)	-	161	(7,001)	-
Telefónica International Wholesale Services Espanha	f) / j) / k)	12,323	(11,843)	(4,898)	13,960	(14,546)	(423)
Telefónica Moviles Argentina	k)	1,303	(526)	-	1,965	(662)	-
Telefónica Moviles Espanha	k)	(44)	(1,507)	-	36	(702)	-
Telefónica USA	f) / j)	12	(3,232)	(1,042)	618	(4,502)	118
Telxius Cable Brasil	a) / d) / f) / l) / p)	1,329	(60,484)	(604)	3,780	21,905	(360)
Telxius Torres Brasil	d) / l) / p) / x)	765	(14,732)	(22,521)	-	(22,807)	-
Terra Networks Chile, Terra Networks México, Terra Networks Perú e Terra Networks Argentina and Terra Networks Colômbia	h)	-	(1,158)	(1,644)	-	346	(149)
Other	a) / d) / f) / i) / k) / l) / n) / p) / w)	1,495	(15,668)	(416)	145	(9,754)	(289)
		18,434	(218,663)	(34,684)	21,477	(129,130)	(850)
Total		18,434	(320,222)	(38,323)	21,477	(220,109)	(5,009)

b)   Management compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers was R$5,806 and R$6,621 for the quarters ended March 31, 2019 and 2018 respectively. Of this amount, R$3,850 (R$4,467 at March 31, 2018) corresponds to salaries, benefits and social charges and R$1,956 (R$2,154 at March 31, 2018) to variable compensation.

These amounts were recorded as expenses with personnel under the General and administrative expenses group of accounts (Note 24).

For the quarters ended March 31, 2019 and 2018, our Directors and Officers did not receive any pension, retirement or similar benefits.

28) SHARE-BASED PAYMENT PLANS

Telefónica, as the Company's parent company, has different share-based payment plans which are also offered to management and employees of its subsidiaries, including the Company and its subsidiaries.

The fair value of the shares is estimated at the date at which they are granted, using the binomial valuation model, that considers the terms and conditions of the instruments' concession.

The Company and its subsidiaries reimburse Telefónica for the fair value of the benefit delivered on the grant date to the officers and employees.

The details of these plans are the same as in Note 29) Share-Based Payment Plans, as disclosed in the financial statements for the fiscal year ended December 31, 2018.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

The main plans in effect at March 31, 2019 are detailed below:

•      Talent for the Future Share Plan (“TFSP”), for its executives at the global level:

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes the potential rights to receive 119,750 shares of Telefónica (which includes initial amounts).

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes the potential rights to receive 130,250 shares of Telefónica (which includes initial amounts).

•      Perform Share Plan (“PSP”), for its executives at the global level:

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes 113 active executives (including three executives appointed under the Company's Bylaws), with the potential right to receive 846,111 shares of Telefónica.

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 113 active executives (including three executives appointed under the Company's Bylaws), with the potential right to receive 943,440 shares of Telefónica.

The granting of shares is conditional upon: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement of results representing fulfillment of the objectives established for the plan.

The expenses of the Company and its subsidiaries with the share-based compensation plans described above, where applicable, are recorded as personnel expenses, divided into the groups Cost of Services, Selling expenses and General and Administrative Expenses (Note 24), corresponding to R$3,800 and R$1,186 for the three-month periods ended March 31, 2019 and 2018.

29) PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks and TGLog
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks and TGLog

The details of these plans are the same as in Note 30) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the fiscal year ended December 31, 2018.

Consolidated balances of both underfunded and surplus plans are shown below:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balances at 12/31/17	9,833	(531,938)	(522,105)
Current service cost	(611)	(3,552)	(4,163)
Net interest on net defined benefit liabilities/assets	256	(13,247)	(12,991)
Contributions and benefits paid by the employers	492	4,376	4,868
Balances at 03/31/18	9,970	(544,361)	(534,391)
Current service cost	(1,818)	(10,672)	(12,490)
Net interest on net defined benefit liabilities/assets	764	(39,739)	(38,975)
Contributions and benefits paid by the employers	870	9,996	10,866
Effects on comprehensive income	1,211	(94,702)	(93,491)
Balances at 12/31/18	10,997	(679,478)	(668,481)
Current service cost	(684)	(4,129)	(4,813)
Net interest on net defined benefit liabilities/assets	268	(15,846)	(15,578)
Contributions and benefits paid by the employers	445	5,037	5,482
Balances at 03/31/19	11,026	(694,416)	(683,390)

Of the surplus amounts shown in the table above, the Company recognized consolidated amounts of R$11,026 and R$10,997 at March 31, 2019 and December 31, 2018, respectively (Note 10).

30) FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracted by the Company are mainly intended to hedge against foreign exchange risk arising from assets and liabilities in foreign currency, risk of inflation on its debentures and leases indexed to the IPCA and against the risk of changes in the TJLP of a portion of debt with BNDES. There are no derivative financial instruments for speculative purposes and possible currency risks are hedged.

Management understands that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

As long as these derivatives contracts qualify for hedge accounting, the hedged item may also be adjusted to fair value, offsetting the result of the derivatives, according to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

At March 31, 2019 and December 31, 2018, the Company held no embedded derivatives contracts.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

The fair values of positions in reais are calculated by projecting future inflows from transactions using B3 yield curves discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

	Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	03.31.19	12.31.18	03.31.19	12.31.18
Long position	1,158,113	1,184,064	90,040	95,533

Foreign Currency	369,013	335,194	41,836	50,536
US$ (1) (2)	243,868	241,332	24,591	24,608
EUR (2)	101,207	51,971	2,391	-
LIBOR US$ (1)	23,938	41,891	14,854	25,928

Floating rate	651,075	699,595	5,157	7,737
CDI (1) (2)	568,089	554,336	1,010	-
TJLP (4)	82,986	145,259	4,147	7,737

Inflation rates	138,025	149,275	43,047	37,260
IPCA (3) (5)	138,025	149,275	43,047	37,260

Short position	(1,158,113)	(1,184,064)	(34,595)	(39,383)

Floating rate	(578,056)	(608,782)	(28,444)	(24,916)
CDI (1) (2) (3) (4) (5)	(578,056)	(608,782)	(28,444)	(24,916)

Foreign Currency	(580,057)	(575,282)	(6,151)	(14,467)
US$ (2)	(441,995)	(439,103)	(5,614)	(9,396)
EUR (1) (2)	(126,093)	(115,233)	(485)	(222)
LIBOR US$ (1)	(11,969)	(20,946)	(52)	(4,849)

	Long position		90,040	95,533
	Current		58,331	69,065
	Non-current		31,709	26,468

	Short position		(34,595)	(39,383)
	Current		(6,418)	(16,538)
	Non-current		(28,177)	(22,845)
	Amounts receivable, net		55,445	56,150

(1) Foreign currency swaps (US$ and LIBOR) x CDI (R$56,459) - swap transactions for varying debt repayment dates held to hedge currency risk affecting the Company's loans in US$ (carrying amount R$55,551).

(2) Foreign currency swaps (Euro and CDI x Euro) (R$25,042) and (US$ and CDI x US$) (R$192,548) - maturing through May 23, 2019 to hedge currency risk affecting net amounts payable (carrying amount R$26,762 in Euros) and receivables (carrying amount R$192,548 in US$).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

(3) IPCA x CDI rate swaps (R$41,540) - maturing through 2019 to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA (carrying amount R$41,807).

(4) TJLP x CDI swaps (R$82,987) - maturing through 2019 to hedge the risk of TJLP variation on loan with BNDES (carrying amount R$91,058).

(5) IPCA x CDI swaps (R$218,322) - maturing in 2033 to hedge risk of change in leases rate pegged to IPCA (carrying amount R$236,251).

The table below shows the breakdown of swaps maturing after March 31, 2019:

	Consolidated
	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) at 03.31.19
Foreign currency x CDI	41,570	-	-	-	-	-	41,570
CDI x Foreign Currency	(5,141)	-	-	-	-	-	(5,141)
TJLP x CDI	4,146	-	-	-	-	-	4,146
IPCA x CDI	11,338	2,049	2,124	2,025	1,957	(4,623)	14,870
Total	51,913	2,049	2,124	2,025	1,957	(4,623)	55,445

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI, IPCA x CDI and TJLP x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

The ineffective portion at March 31, 2019 was R$352 (R$2,449 at December 31, 2018).

At March 31, 2019 and 2018, the transactions with derivatives generated consolidated positive (net) result of R$19,319 and R$7,740, respectively (Note 26).

a.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 475/08 requires listed companies to disclose sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivative financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario the assumption is to use, on the maturity dates of each of the transactions, what the market had been showing through B3 yield curves (currencies and interest rates), as well as data available at IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for scenarios II and III, as per CVM ruling, risk variables were considered to deteriorate by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items, thus showing that the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios at March 31, 2019.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk EUR)	(25,042)	(31,302)	(37,562)
Payables in EUR	Debt (appreciation risk EUR)	(25,086)	(31,358)	(37,629)
Receivables in EUR	Debt (depreciation risk EUR)	51,848	64,810	77,772
	Net Exposure	1,720	2,150	2,580

Hedge (short position)	Derivatives (depreciation risk US$)	(192,594)	(240,743)	(288,892)
Payables in US$	Debt (appreciation risk US$)	(143,704)	(179,630)	(215,556)
Receivables in US$	Debt (depreciation risk US$)	336,252	420,315	504,378
	Net Exposure	(46)	(58)	(70)

Hedge (long position)	Derivatives (risk of decrease in IPCA)	277,833	259,659	243,683
Debt in IPCA	Debt (risk of increase in IPCA)	(360,060)	(341,886)	(325,911)
	Net Exposure	(82,227)	(82,227)	(82,228)

Hedge (long position)	Derivatives (risk of decrease in UMBND)	27,970	27,907	27,846
Debt in UMBND	Debt (risk of increase in UMBND)	(56,057)	(56,006)	(55,946)
	Net Exposure	(28,087)	(28,099)	(28,100)

Hedge (long position)	Derivatives (risk of decrease in TJLP)	87,041	86,847	86,657
Debt in TJLP	Debt (risk of increase in TJLP)	(797,010)	(799,124)	(798,926)
	Net Exposure	(709,969)	(712,277)	(712,269)

Hedge (CDI position)
Hedge US$ and EUR (short and long position)	Derivatives (risk of decrease in CDI)	(222,716)	(288,688)	(288,204)
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(277,833)	(259,659)	(243,683)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(27,970)	(27,907)	(27,846)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(87,041)	(86,847)	(86,657)
	Net Exposure	(615,560)	(663,101)	(646,390)

Total net exposure in each scenario		(1,434,169)	(1,483,612)	(1,466,477)

Net effect on changes in current fair value		-	(49,443)	(32,308)

The assumptions used by the Company for the sensitivity analysis at March 31, 2019 were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	3.8967	4.8709	5.8451
EUR	4.3756	5.4695	6.5634
IPCA	4.32%	5.39%	6.47%
IGPM	8.27%	10.33%	12.40%
IGP-DI	7.12%	8.91%	10.69%
UMBND	0.0775	0.0968	0.1162
URTJLP	0.0656	0.0820	0.0984
CDI	6.42%	8.03%	9.63%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at March 31, 2019, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

At March 31, 2019 and December 31, 2018, neither the Company not its subsidiaries detected any significant and enduring impairment of their financial instruments.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

The tables below present the composition and classification of financial assets and liabilities at March 31, 2019 and December 31, 2018. During the periods shown in the tables below, there were no transfers between fair value measurements of Level 3 and Levels 1 and 2.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

Company
		Fair value hierarchy	Book value		Fair value
	Classification by category		03.31.18	12.31.18	03.31.18	12.31.17
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		3,940,134	3,275,300	3,940,134	3,275,300
Trade accounts receivable (Note 4)	Amortized cost		8,477,585	8,246,991	8,477,585	8,246,991
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	58,331	69,065	58,331	69,065

Non-current
Investments pledged as collateral	Amortized cost		72,955	76,717	72,955	76,717
Trade accounts receivable (Note 4)	Amortized cost		460,374	426,252	460,374	426,252
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	31,709	26,468	31,709	26,468
Total financial assets			13,041,088	12,120,793	13,041,088	12,120,793

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		7,275,534	7,746,133	7,275,534	7,746,133
Loans, financing and leases (Note 19)	Amortized cost		1,042,409	1,076,451	1,094,630	1,135,732
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	1,843,572	263,754	1,843,572	263,754
Debentures (Note 19)	Amortized cost		64,423	82,840	240,045	237,144
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	41,807	41,121	41,807	41,121
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	6,365	15,936	6,365	15,936
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	53	222	53	222

Non-current
Loans, financing and leases (Note 19)	Amortized cost		721,669	817,908	705,004	796,481
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	6,958,067	341,728	6,958,067	341,728
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	470,409	465,686	470,409	465,686
Debentures (Note 19)	Amortized cost		3,050,697	3,049,949	2,845,702	2,866,981
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	28,177	22,845	28,177	22,845
Total financial liabilities			21,503,182	13,924,573	21,509,365	13,933,763

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book value		Fair value
	Classification by category		03.31.19	12.31.18	03.31.19	12.31.18
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		4,074,843	3,381,328	4,074,843	3,381,328
Trade accounts receivable (Note 4)	Amortized cost		8,546,588	8,304,382	8,546,588	8,304,382
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	58,331	69,065	58,331	69,065

Non-current
Investments pledged as collateral	Amortized cost		73,170	76,934	73,170	76,934
Trade accounts receivable (Note 4)	Amortized cost		460,374	426,252	460,374	426,252
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	31,709	26,468	31,709	26,468
Total financial assets			13,245,015	12,284,429	13,245,015	12,284,429

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		7,109,210	7,642,782	7,109,210	7,642,782
Loans, financing and leases (Note 19)	Amortized cost		1,042,918	1,076,451	1,095,139	1,135,732
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	1,843,572	263,754	1,843,572	263,754
Debentures (Note 19)	Amortized cost		64,423	82,840	240,045	237,144
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	41,807	41,121	41,807	41,121
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	6,365	16,316	6,365	16,316
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	53	222	53	222

Non-current
Loans, financing and leases (Note 19)	Amortized cost		722,173	817,908	705,508	796,481
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	6,958,067	341,728	6,958,067	341,728
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	470,409	465,686	470,409	465,686
Debentures (Note 19)	Amortized cost		3,050,697	3,049,949	2,845,702	2,866,981
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	28,177	22,845	28,177	22,845
Total financial liabilities			21,337,871	13,821,602	21,344,054	13,830,792

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating before institutions and an optimal capital ratio in order to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the quarter ended March 31, 2019, there were no changes in capital structure objectives, policies or processes.

In its net debt structure, the Company includes balances referring to loans, financing, debentures, leases, contingent consideration and transactions with derivatives, less cash and cash equivalents, short-term investments to secure BNB financing and guarantor of the contingent consideration liability.

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	03.31.19	12.31.18
Cash and cash equivalents	4,074,843	3,381,328
Loans, financing, debentures, leases and contingent consideration (1)	(14,194,066)	(6,139,437)
Derivative transactions, net	55,445	56,150
Short-term investment pledged as collateral	12,662	12,473
Asset guarantor of contingent consideration	470,409	465,686
Net debt	9,580,707	2,223,800
Net equity	72,247,696	71,607,027
Net debt-to-equity ratio	13.26%	3.11%

(1)   As of March 31, 2019, includes the effects of the adoption of IFRS 16 on January 1, 2019 (Note 19).

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

There is risk arising from the possibility that the Company may incur losses due to fluctuating exchange rates, which add to costs arising from loans denominated in foreign currencies.

At March 31, 2019, 0.5% of financial debt was foreign currency denominated (1.5% at December 31, 2018). The Company enters into derivative transactions (currency hedge) with financial institutions to hedge against exchange rate variation affecting its total indebtedness in foreign currency (R$55,551 and R$96,615 at  March 31, 2019 and December 2018, respectively). Its total debt on these dates was covered by asset positions in currency-exchange hedge transactions with CDI-rate swaps.

There is also foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were engaged to minimize the risks associated with exchange rate variation of financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these rights and obligations (US$49,413 thousand and €6,116 thousand receivable by March 31, 2019 and US$61,909 thousand and €15,624 thousand receivable by December 31, 2018) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk arises because the Company may incur losses in the event of an unfavorable change in the domestic interest rate, which may adversely affect financial expenses resulting from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge, IPCA and TJLP) pegged to floating interest rates (CDI).

The debt with BNDES is indexed to the TJLP which is set on a quarterly basis by the National Monetary Council. In the first quarter of 2017, the TJLP was 7.5%. As of the second quarter of 2017, the TJLP remained at 7.0% up to the end of the year. In the first quarter of 2018, the TJLP was 6.75%, 6.60% in the second quarter of 2018, 6.56% in the third quarter of 2018 and 6.98% in the fourth quarter of 2018. In the first quarter of 2019, the TJLP was 7.03%

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

Inflation risk arises from the “Minas Comunica” debentures of the 1st issue, which are tied to the IPCA and thus may adversely affect financial expenses in the event of an unfavorable change in this index.

To reduce exposure to the variable interest rate (CDI), the Company and its subsidiaries invested their cash equivalents of R$3,931,450 at March 31, 2019 (R$3,175,730 at December 31, 2018), mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

d.3) Liquidity Risk

Liquidity risk is the possibility of the Company or its subsidiaries not holding sufficient funds to meet their commitments due to different currencies and dates of realization of rights and settlement of obligations.

The Company structures the maturity dates of non-derivative financial contracts, as shown in Note 19, and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company’s cash flow and liquidity are managed on a daily basis by the departments in charge to ensure that operating cash flows and prior funding, when necessary, will be sufficient to meet their schedule of commitments in order to avoid liquidity risk.

The following is a summary of the maturity profile of the consolidated financial liabilities, which include principal and future interest rates up to the date of maturity. For fixed rate liabilities, interest was calculated on the basis of the indices established in each contract. For variable rate liabilities, interest was calculated on the basis of the market forecast for each period.

At 03.31.19	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Total
Trade accounts payable	7,109,210	-	-	-	-	-	7,109,210
Loans, financing	573,860	415,110	273,501	244,787	19,313	-	1,526,571
Leases (1)	2,088,196	1,894,440	1,706,503	1,366,316	1,103,348	2,270,802	10,429,605
Contingent consideration	-	-	-	-	-	470,409	470,409
Debentures	177,069	1,224,502	1,134,176	1,049,061	-	-	3,584,808
Derivative transactions	6,418	-	-	-	-	28,177	34,595
Total	9,954,753	3,534,052	3,114,180	2,660,164	1,122,661	2,769,388	23,155,198

(1)   Includes the effects of the adoption of IFRS 16 on January 1, 2019 (Note 19).

d.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services and limits bad debt risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterparty and diversify this exposure across first-tier financial institutions as per current credit policies of financial counterparties.

d.5) Social and Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If the Company fails to meet present and future requirements, or to identify and manage new or existing contamination, it will incur significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve its facilities or change its processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on the Company's business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000.

From a social point of view, the Company is exposed to contingent liabilities due to the fact that its structure foresees the hiring of outsourced service providers. These potential liabilities may involve labor claims by employees of the service providers who, in suits against the service provider and Company, request the conviction of the Company in a subsidiary manner, that is, the Company may be compelled to pay in the case the provider does not settle these obligations. There is also a more remote possibility that these employees will be treated as direct employees by the Company, which would generate the risk of joint and several convictions. The demands that are known to Telefónica are already provided.

d.6) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

At March 31, 2019, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$850,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

d.7) Other Risks

The Company is required to comply with Brazilian anti-corruption laws and regulations, as well as laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to Law No. 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the aforementioned anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

In connection with the above-mentioned policies, the Company is currently conducting an internal investigation - which is part of a broader investigation being conducted by the controlling shareholder of the Company (Telefónica, S.A.) - regarding possible violations of the above-mentioned laws and regulations. The Company is in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

31) ADDITIONAL INFORMATION ON CASH FLOWS

a)   Reconciliation of cash flow financing activities

The following is a reconciliation of the consolidated cash flow financing activities for the three-month periods ended March 31, 2019 and 2018.

		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	At 12/31/18	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Initial adoption IFRS 16 in 01.01.19	Interim and unclaimed dividends and interest on equity	At 03/31/19
Interim dividends and interest on equity	4,172,916	(271)	-	-	-	-	598,269	4,770,914
Loans and financing	2,106,814	(371,978)	(33,637)	39,369	146,558	-	-	1,887,126
Finance lease	393,027	(381,015)	(98,790)	99,157	49,153	8,618,072	-	8,679,604
Debentures	3,173,910	-	(68,262)	51,279	-	-	-	3,156,927
Derivative financial instruments	(56,150)	19,672	-	(18,967)	-	-	-	(55,445)
Contingent Consideration	465,686	-	-	4,723	-	-	-	470,409
Total	10,256,203	(733,592)	(200,689)	175,561	195,711	8,618,072	598,269	18,909,535

		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	At 12/31/17	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Interim and unclaimed dividends and interest on equity	At 03/31/18
Interim dividends and interest on equity	2,396,116	(367)	-	-	-	1,673	2,397,422
Loans and financing	3,109,498	(550,065)	(75,970)	56,906	126,411	-	2,666,780
Finance lease	385,460	(10,991)	(3,951)	14,521	6,100	-	391,139
Debentures	4,520,739	-	(82,124)	81,539	-	-	4,520,154
Derivative financial instruments	(143,754)	22,804	-	(6,965)	-	-	(127,915)
Contingent Consideration	446,144	-	-	4,940	-	-	451,084
Total	10,714,203	(538,619)	(162,045)	150,941	132,511	1,673	10,298,664

b)   Financing transactions that do not involve cash

The main transactions that do not involve cash of the Company refer to the acquisition of assets through leases and income from financing with suppliers, as follows:

	Consolidated
	03.31.19	12.31.18
Initial adoption IFRS 16 on 01.01.19	8,618,072	-
Financing transactions with suppliers	146,558	126,411
Acquisition of assets through leases	49,153	6,100
Total	8,813,783	132,511

32) ADDITIONAL INFORMATION ON THE CONSOLIDATED INCOME STATEMENT - IFRS 16

The consolidated income statement for the three-month period ended March 31, 2019 includes the effects of the adoption of IFRS 16. To facilitate the understanding and comparability of the information, the following is the consolidated income statement for the quarters ended 31 March 2019 and 2018, excluding the effects of adopting IFRS 16.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

Item	Cost of sales	Selling expenses	General and administrative expenses	Financial expenses	Total
Rental costs and expenses	(404,254)	(13,050)	(40,219)	-	(457,523)
Depreciation costs and expenses	373,599	17,629	42,000	-	433,228
Financial charges	-	-	-	92,319	92,319
Income and social contribution taxes	-	-	-	-	(23,128)
Total	(30,655)	4,579	1,781	92,319	44,896

	1st quarter of 2019			1st quarter of 2018
	Income Statements (IFRS 16)	IFRS 16 adjustments	Income Statements (IAS 17)	Income Statements (IAS 17)
Net operating revenue	10,974,736	-	10,974,736	10,788,961
Cost of sales	(5,440,007)	(30,655)	(5,470,662)	(5,020,930)
Gross profit	5,534,729	(30,655)	5,504,074	5,768,031

Operating income (expenses)	(3,762,708)	6,360	(3,756,348)	(3,971,853)
Selling expenses	(3,227,972)	4,579	(3,223,393)	(3,198,702)
General and administrative expenses	(549,734)	1,781	(547,953)	(600,816)
Other operating income	180,374	-	180,374	89,433
Other operating expenses	(165,376)	-	(165,376)	(261,768)
Operating income	1,772,021	(24,295)	1,747,726	1,796,178

Financial income	323,145	-	323,145	278,996
Financial expenses	(412,801)	92,319	(320,482)	(451,722)
Equity pickup	(54)	-	(54)	565
Income before taxes	1,682,311	68,024	1,750,335	1,624,017
Income and social contribution taxes	(340,169)	(23,128)	(363,297)	(525,998)

Net income for the period	1,342,142	44,896	1,387,038	1,098,019

33) CONTRACTUAL COMMITMENTS

The Company and its subsidiaries have unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

As of March 31, 2019, the total nominal values equivalent to the full contract period were:

Consolidated
1 to 12 months	710,664
13 to 24 months	845,680
25 to 36 months	815,320
37 to 48 months	354,610
49 to 60 months	218,431
From 61 months	328,489
Total	3,273,194

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2019

(In thousands of Reais, unless otherwise stated)

34) SUBSEQUENT EVENTS

a)  Approval of the Management's proposal for the allocation of net income for 2018

On April 11, 2019, the Company's Ordinary General Meeting approved the allocation of proposed additional dividends for 2018, not yet distributed, amounting to R$2,468,684, to the holders of common and preferred shares that were registered in the Company's records at the end of the day of the Ordinary General Meeting. The amount will be paid until the end of the year 2019, at a date to be defined by the Board of Executive Officers.

b)   Determination of intermediate interest on shareholders' equity for the year 2019

At a meeting held on April 17, 2019, the Board of Directors approved the resolution of the credit of interest on shareholders' equity for the 2019 fiscal year, pursuant to Article 28 of the Company's Bylaws, Article 9 of Law 9249/95 and CVM Deliberation No. 638/12, in the gross amount of R$570,000, corresponding to a net amount of income tax at source of R$484,500, calculated based on balance sheet for the period.

The payment of these proceeds will be made until the end of the fiscal year of 2020, on a date to be defined by the Board and timely communicated to the market, being credited individually to the shareholders, obeying the shareholding position contained in the Company's records at the end of April 30 of 2019, inclusive.

c) Disposal of assets - Data Centers of Tamboré and Curitiba

On May 8, 2019, the Company entered into a contract for the sale of the Data Centers Tamboré and Curitiba (CIC), with a company controlled by Asterion Industrial Partners SGEIC, S.A. ("Investor" and "Transaction").

The Transaction contemplates the agreement with the Investor of: (i) an Asset Purchase Agreement, for the total approximate amount of R$441 million; and (ii) a Housing Services Agreement between the Company and the Investor – Master Service Agreement, ensuring the continuity of the provision of housing services by the Company's B2B area. The conclusion and consummation of the Transaction are subject to some common conditions precedent to this type of transaction.

The Transaction aims to optimize the Company's capital allocation, generating value to its shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 10, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director